UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Number: 333-173496) of Arcos Dorados Holdings Inc. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Arcos Dorados Holdings Inc. - Consolidated Financial Statements as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: March 18, 2020

Item 1

Arcos Dorados Holdings Inc.

Consolidated Financial Statements

As of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements – Arcos Dorados Holdings Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ARCOS DORADOS HOLDINGS INC.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Arcos Dorados Holdings Inc. (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Adoption of New Accounting Standards

As discussed in note 3 to the consolidated financial statements, the Company changed its method of accounting for leases. The Company adopted Accounting Standard Codification Topic 842, Leases (“ASC 842”), on January 1, 2019. As explained below, auditing the Company’s leases accounting method change was a critical audit matter.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the account or disclosure to which they relate.

Adoption of New Lease Accounting Standard

Description of the Matter

As explained above and in Note 3 to the consolidated financial statements, the Company adopted Accounting Standard Codification Topic 842, Leases (“ASC 842”), on January 1, 2019. The adoption of ASC 842 resulted in the recognition of right of use assets and lease liabilities for thousands of $913,086 as of January 1, 2019. Management elected to adopt ASC 842 using the modified retrospective approach.

Certain aspects of adopting ASC 842 required management to exercise significant judgment. In particular, auditing management’s judgments involved in the determination of the lease term for a large volume of contracts in many jurisdictions and in estimating the incremental borrowing rate was complex and especially challenging.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the effectiveness of the Company’s internal controls around the implementation of the new guidance. For example, we tested controls over management’s review of the application of accounting policy elections to its portfolio of leases and over management’s review of the incremental borrowing rate (IBR) model.

To test the Company’s adoption of ASC 842, we performed audit procedures that included, among others, evaluating the completeness of the population of contracts that meet the definition of a lease under ASC 842, testing the assumptions made by management in determining the term of the contract based on the Company´s policy, and the accuracy of the Company’s calculations of right of use assets and lease liabilities. Additionally, we tested management’s model for estimating the IBRs, evaluating management’s methodology for developing the IBR and testing significant assumptions.

We also assessed the completeness of the related disclosures in Notes 3, 14 and 15 to the consolidated financial statements.

Impairment of long-lived assets for markets with impairment indicators

Description of the Matter

As of 31 December 2019, the carrying amount of long-lived assets is thousands of $1,919,412, including PPE, Leases right of use assets, net, and intangible assets. As a result of its impairment assessment exercise, the Company recorded a loss of thousands of $8,790, during 2019.

The Company operates in twenty countries in Latin America and the Caribbean with different economic and political circumstances. As explained in note 3 to the consolidated financial statements, management carries out an impairment assessment on long-lived assets annually that includes identifying the existence of impairment indicators at the country level. When impairment indicators are identified for any given country, an estimate of undiscounted future cash flows is prepared by the Company for each individual restaurant located in that country. The estimation of future cash flows requires management to make assumptions about the future business performance and other key inputs that entail significant judgments by management. These estimates can be significantly impacted by many factors, including changes in global and local business and economic conditions, operating costs, inflation, competition and consumer and demographic trends.

Auditing this area is especially challenging because the process of estimation of undiscounted future cash flows implies the determination of key assumptions that are complex and highly judgmental. The key assumptions used by management in the impairment calculation include country economic indicators projections of sales, margin growth rates, capital expenditures and useful lives of long-lived assets.

How We Addressed the Matter in Our Audit

We obtained an understanding and evaluated the design, and tested controls of the impairment calculation process. For example, we identified and tested the operating effectiveness of the Company’s controls around the consistency of the estimation model inputs with the accounting records and the evaluation of the key assumptions made by management.

To test management assessment of impairment of long lived assets our audit procedures included, amongst others, testing the macroeconomic variables used by management, such as inflation rates and GDP growth, assessing the consistency between the estimated cash flows in the model and the business plan approved by management, comparing the remaining life of fixed assets with the accounting records and the clerical accuracy of the computations. Additionally, we evaluated the valuation methods used by management, including the key assumptions used in determining the undiscounted future cash flows of each restaurant. We also involved our valuation services personnel to assist in evaluating the methodology and the key assumptions used in the future cash flows estimation by management. We also compared forecasts to business plans and previous forecasts of projected cash flows to actual results to assess management estimation process.

We also assessed the completeness of the related disclosures in Note 3 to the consolidated financial statements.

Tax and labor contingencies

Description of the Matter	The Company has operations in Brazil representing 47% of the revenues of the group for the year ended December 31,2019 and maintains a provision for tax and labor contingencies in that country that represents a 71% of the provision for contingencies balance of the group as of December 31, 2019. As described in Note 18, the Company assesses the likelihood of any adverse judgments in labor claims or outcomes on its tax positions, including income tax and other taxes, based on the technical merits of a tax position derived from legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position or labor claim.

Auditing the measurement of tax and labor contingencies related to certain claims and transactions was challenging because their measurement is complex, highly judgmental, and is based on interpretations of tax laws, case-law and jurisprudence and requires estimating the future outcome of individual claims.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s controls around identification of matters, evaluation of tax and labor opinions, and tested management’s review controls over the assumptions made in the estimation of provisions and related disclosures.

To test the labor and tax contingencies provision, our audit procedures included, amongst others, involving personnel with specialized knowledge to assess the technical merits of the Company’s tax positions; assessing the Company’s correspondence with the relevant tax authorities; evaluating third-party tax opinions obtained by the Company; separately corresponding with certain key external tax and legal advisors of the Company, inspecting the minutes of the meetings of the Audit Committee and Board of Directors; obtaining a confirmation letter from the group’s chief legal counsel and evaluating the application of relevant tax law in the Company’s determination of its provision. As part of our evaluation, we have considered historical information to assess the assumptions made by management in relation to the potential outcomes.

We also evaluated the completeness of Company’s disclosures included in Note18 to the consolidated financial statements in relation to these matters.

/s/ Pistrelli, Henry Martin y Asociados S.R.L.

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

Member of Ernst & Young Global

We have served as the Company’s auditor since 2007.

Buenos Aires, Argentina

March 18, 2020

Arcos Dorados Holdings Inc.

Consolidated Statements of Income

For the fiscal years ended December 31, 2019, 2018 and 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

REVENUES	2019	2018	2017
Sales by Company-operated restaurants	$2,812,287	$2,932,609	$3,162,256
Revenues from franchised restaurants	146,790	148,962	157,269
Total revenues	2,959,077	3,081,571	3,319,525

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(1,007,584)	(1,030,499)	(1,110,240)
Payroll and employee benefits	(567,653)	(607,793)	(683,954)
Occupancy and other operating expenses	(799,633)	(803,539)	(842,519)
Royalty fees	(155,388)	(157,886)	(163,954)
Franchised restaurants – occupancy expenses	(61,278)	(67,927)	(69,836)
General and administrative expenses	(212,515)	(229,324)	(244,664)
Other operating income (expenses), net	4,910	(61,145)	68,577
Total operating costs and expenses	(2,799,141)	(2,958,113)	(3,046,590)
Operating income	159,936	123,458	272,935
Net interest expense	(52,079)	(52,868)	(68,357)
Gain (loss) from derivative instruments	439	(565)	(7,065)
Foreign currency exchange results	12,754	14,874	(14,265)
Other non-operating (expenses) income, net	(2,097)	270	(435)
Income before income taxes	118,953	85,169	182,813
Income tax expense	(38,837)	(48,136)	(53,314)
Net income	80,116	37,033	129,499
Less: Net income attributable to non-controlling interests	(220)	(186)	(333)
Net income attributable to Arcos Dorados Holdings Inc.	$79,896	$36,847	$129,166

Earnings per share information:
Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.39	$0.18	$0.61
Diluted net income per common share attributable to Arcos Dorados Holdings Inc.	0.39	0.18	0.61

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Statements of Comprehensive Income (Loss)

For the fiscal years ended December 31, 2019, 2018 and 2017

Amounts in thousands of US dollars

	2019	2018	2017
Net income	$80,116	$37,033	$129,499

Other comprehensive income (loss), net of tax:

Foreign currency translation	(12,246)	(63,130)	4,783
Post-employment benefits (expenses):
Loss recognized in accumulated other comprehensive loss	(55)	(418)	(938)
Reclassification of net loss to consolidated statement of income	864	494	386
Post-employment benefits (expenses) (net of deferred income taxes of $42, $122 and $(272)).	809	76	(552)
Cash flow hedges:
Net (loss) gain recognized in accumulated other comprehensive loss	(5,185)	13,888	6,462
Reclassification of net loss (gain) to consolidated statement of income	85	(23,887)	1,592
Cash flow hedges (net of deferred income taxes of $1,290, $4,062 and $(3,938))	(5,100)	(9,999)	8,054
Total other comprehensive (loss) income	(16,537)	(73,053)	12,285
Comprehensive income (loss)	63,579	(36,020)	141,784
Less: Comprehensive income attributable to non-controlling interests	(142)	(52)	(316)
Comprehensive income (loss) attributable to Arcos Dorados Holdings Inc.	$63,437	$(36,072)	$141,468

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Balance Sheet

As of December 31, 2019 and 2018

Amounts in thousands of US dollars, except for share data and as otherwise indicated

ASSETS	2019	2018
Current assets
Cash and cash equivalents	$121,880	$197,282
Short-term investment	25	—
Accounts and notes receivable, net	99,862	84,287
Other receivables	28,174	25,350
Inventories	37,815	46,089
Prepaid expenses and other current assets	117,612	109,230
McDonald’s Corporation’s indemnification for contingencies	—	2,324
Total current assets	405,368	464,562
Non-current assets
Miscellaneous	95,814	99,049
Collateral deposits	2,500	2,500
Property and equipment, net	960,986	856,192
Net intangible assets and goodwill	43,044	41,021
Deferred income taxes	68,368	58,334
Derivative instruments	57,828	54,735
McDonald’s Corporation’s indemnification for contingencies	1,612	1,646
Lease right of use asset, net	922,165	—
Total non-current assets	2,152,317	1,113,477
Total assets	$2,557,685	$1,578,039
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$259,577	$242,455
Royalties payable to McDonald’s Corporation	17,132	14,576
Income taxes payable	61,982	53,843
Other taxes payable	61,823	61,006
Accrued payroll and other liabilities	86,379	94,166
Provision for contingencies	2,035	2,436
Interest payable	9,936	9,951
Short-term debt	13,296	356
Current portion of long-term debt	3,233	3,836
Derivative instruments	9,907	10,687
Operating lease liabilities	70,147	—
Total current liabilities	595,447	493,312
Non-current liabilities
Accrued payroll and other liabilities	23,497	35,322
Provision for contingencies	24,123	26,073
Long-term debt, excluding current portion	623,575	626,424
Derivative instruments	3,598	3,192
Deferred income taxes	4,297	957
Operating lease liabilities	861,582	—
Total non-current liabilities	1,540,672	691,968
Total liabilities	$2,136,119	$1,185,280
Equity
Class A shares of common stock	$383,204	$379,845
Class B shares of common stock	132,915	132,915
Additional paid-in capital	13,375	14,850
Retained earnings	471,149	413,074
Accumulated other comprehensive loss	(519,505)	(502,266)
Common stock in treasury	(60,000)	(46,035)
Total Arcos Dorados Holdings Inc. shareholders’ equity	421,138	392,383
Non-controlling interests in subsidiaries	428	376
Total equity	421,566	392,759
Total liabilities and equity	$2,557,685	$1,578,039

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Statements of Cash Flows

For the fiscal years ended December 31, 2019, 2018 and 2017

Amounts in thousands of US dollars

	2019	2018	2017
Operating activities
Net income attributable to Arcos Dorados Holdings Inc.	$79,896	$36,847	$129,166
Adjustments to reconcile net income attributable to Arcos Dorados Holdings Inc. to cash provided by operating activities:
Non-cash charges and credits:
Depreciation and amortization	123,218	105,800	99,382
(Gain) loss from derivative instruments	(439)	565	7,065
Amortization and accrual of letter of credit fees and deferred financing costs	3,190	3,189	3,433
Gain of property and equipment sales	(664)	(2,030)	(93,122)
Deferred income taxes	(7,974)	648	1,731
Foreign currency exchange results	(11,656)	(15,388)	20,366
Accrued net share-based compensation expense	4,060	2,638	4,216
Impairment of long-lived assets and goodwill	9,063	19,117	17,764
Write-offs of property and equipment	4,733	4,167	8,528
Gain on Sales of restaurants businesses	(5,078)	(6,154)	(14,742)
Others, net	(955)	8,896	6,305
Changes in assets and liabilities:
Accounts payable	39,434	16,563	102,660
Accounts and notes receivable and other receivables	(27,988)	(35,770)	(50,211)
Inventories, prepaid and other assets	(21,802)	(12,074)	(53,466)
Income taxes payable	10,931	12,529	18,946
Other taxes payable	20,891	8,675	12,672
Interest payable	(14)	(35)	2,942
Accrued payroll and other liabilities and provision for contingencies	1,320	27,134	35,075
Others	3,315	4,414	(3,540)
Net cash provided by operating activities	223,481	179,731	255,170
Investing activities
Property and equipment expenditures	(265,235)	(197,041)	(174,766)
Purchases of restaurant businesses paid at acquisition date	(2,658)	—	(870)
Proceeds from sales of property and equipment and related advances	3,340	2,891	61,983
Proceeds from sales of restaurant businesses and related advances	4,818	10,158	10,407
Recovery (acquisitions) of short-term investments	—	19,588	(19,588)
Other investing activity	(1,256)	620	(1,646)
Net cash used in investing activities	(260,991)	(163,784)	(124,480)
Financing activities
Issuance of 2027 Notes	—	—	265,000
Repayment of secured loan agreement	—	—	(169,511)
Purchase of 2023 Notes	—	—	(48,885)
Net payment of derivative instruments	—	—	(40,822)
Dividend payments to Arcos Dorados Holdings Inc.’ shareholders	(22,425)	(20,937)	—
Net short-term borrowings	13,159	—	—
Treasury stock purchases	(13,965)	(46,035)	—
Other financing activities	(6,401)	(6,470)	(9,135)
Net cash used in financing activities	(29,632)	(73,442)	(3,353)
Effect of exchange rate changes on cash and cash equivalents	(8,260)	(53,714)	(13,649)
(Decrease) increase in cash and cash equivalents	(75,402)	(111,209)	113,688
Cash and cash equivalents at the beginning of the year	197,282	308,491	194,803
Cash and cash equivalents at the end of the year	$121,880	$197,282	$308,491
Supplemental cash flow information:
Cash paid during the year for:
Interest	$52,458	$55,400	$53,206
Income tax	34,092	32,188	24,112
Non-cash investing and financing activities:
Seller financing pending of payment and settlement of franchise receivables related to purchases of restaurant businesses	905	469	36
Exchange of assets	—	—	6,721

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Statements of Changes in Equity

For the fiscal years ended December 31, 2019, 2018 and 2017

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc.’ Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Common Stock in treasury		Total	Non-controlling interests	Total
	Number	Amount	Number	Amount				Number	Amount
Balances at December 31, 2016	130,711,224	373,969	80,000,000	132,915	13,788	271,968	(441,649)	—	—	350,991	585	351,576
Net income for the year	—	—	—	—	—	129,166	—	—	—	129,166	333	129,499
Other comprehensive loss	—	—	—	—	—	—	12,302	—	—	12,302	(17)	12,285
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	361,284	2,763	—	—	(2,763)	—	—	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	3,191	—	—	—	—	3,191	—	3,191
Portion of non-controlling interests related to business sold	—	—	—	—	—	—	—	—	—	—	(108)	(108)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(301)	(301)
Balances at December 31, 2017	131,072,508	376,732	80,000,000	132,915	14,216	401,134	(429,347)	—	—	495,650	492	496,142
Net income for the year	—	—	—	—	—	36,847	—	—	—	36,847	186	37,033
Other comprehensive income	—	—	—	—	—	—	(72,919)	—	—	(72,919)	(134)	(73,053)
Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.10 per share)	—	—	—	—	—	(20,937)	—	—	—	(20,937)	—	(20,937)
Dividends on restricted share units under the 2011 Equity Incentive Plan	—	—	—	—	—	(174)	—	—	—	(174)	—	(174)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	520,565	3,113	—	—	(3,113)	—	—	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	3,747	—	—	—	—	3,747	—	3,747
Treasury stock purchases	—	—	—	—	—	—	—	(6,360,826)	(46,035)	(46,035)	—	(46,035)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(168)	(168)
Adoption of accounting standard ASC 606 - net of $1,555 of deferred income tax	—	—	—	—	—	(3,796)	—	—	—	(3,796)	—	(3,796)
Balances at December 31, 2018	131,593,073	379,845	80,000,000	132,915	14,850	413,074	(502,266)	(6,360,826)	(46,035)	392,383	376	392,759
Net income for the year	—	—	—	—	—	79,896	—	—	—	79,896	220	80,116
Other comprehensive loss	—	—	—	—	—	—	(16,459)	—	—	(16,459)	(78)	(16,537)
Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.11 per share)	—	—	—	—	—	(22,425)	—	—	—	(22,425)	—	(22,425)
Dividends on restricted share units under the 2011 Equity Incentive Plan	—	—	—	—	—	(176)	—	—	—	(176)	—	(176)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	470,558	3,359	—	—	(3,359)	—	—	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	1,884	—	—	—	—	1,884	—	1,884
Treasury stock purchases	—	—	—	—	—	—	—	(1,632,776)	(13,965)	(13,965)	—	(13,965)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(90)	(90)
Adoption of ASU 2017-12	—	—	—	—	—	780	(780)	—	—	—	—	—
Balances at December 31, 2019	132,063,631	383,204	80,000,000	132,915	13,375	471,149	(519,505)	(7,993,602)	(60,000)	421,138	428	421,566

See Notes to the Consolidated Financial Statements.

1.	Organization and nature of business

Arcos Dorados Holdings Inc. (the “Company”) is a limited liability company organized and existing under the laws of the British Virgin Islands. The Company’s fiscal year ends on the last day of December. The Company has through its wholly-owned Company Arcos Dorados Group B.V., a 100% equity interest in Arcos Dorados B.V. (“ADBV”).

On August 3, 2007 the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement and Master Franchise Agreements (“MFAs”) with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America and the Caribbean (“LatAm business”). See Note 4 for details. Prior to this acquisition, the Company did not carry out operations. The Company’s rights to operate and franchise McDonald’s-branded restaurants in the Territories, and therefore the ability to conduct the business, derive exclusively from the rights granted by McDonald’s Corporation in the MFAs through 2027. The initial term of the MFA for French Guyana, Guadeloupe and Martinique was ten years through August 2, 2017 with an option to extend the agreement for these territories for an additional period of ten years, through August 2, 2027. On July 20, 2016, the Company has exercised its option to extend the MFA for these three territories.

The Company, through ADBV’s wholly-owned and majority owned subsidiaries, operates and franchises McDonald’s restaurants in the food service industry. The Company has operations in twenty territories as follows: Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curacao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas (USVI) and Venezuela. All restaurants are operated either by the Company’s subsidiaries or by independent entrepreneurs under the terms of sub-franchisee agreements (franchisees).

2.	Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) and include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has elected to report its consolidated financial statements in United States dollars (“$” or “US dollars”).

3.	Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the consolidated financial statements.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Foreign currency matters

The financial statements of the Company’s foreign operating subsidiaries are translated in accordance with guidance in ASC 830 Foreign Currency Matters. Except for the Company’s Venezuelan and Argentinian operations, the functional currencies of the Company’s foreign operating subsidiaries are the local currencies of the countries in which they conduct their operations. Therefore, assets and liabilities are translated into US dollars at the balance sheet date exchange rates, and revenues, expenses and cash flow are translated at average rates prevailing during the periods. Translation adjustments are included in the “Accumulated other comprehensive loss” component of shareholders’ equity. The Company includes foreign currency exchange results related to monetary assets and liabilities transactions, including intercompany transactions, denominated in currencies other than its functional currencies in its statements of income.

Foreign currency matters (continued)

Since January 1, 2010 and July 1, 2018, Venezuela and Argentina, respectively, were considered to be highly inflationary, and as such, the financial statements of these subsidiaries are remeasured as if its functional currency was the reporting currency of the immediate parent company (US dollars for Venezuelan operation and Brazilian reais (“BRL”) for Argentinian operation). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment, component of “Accumulated other comprehensive loss” within shareholders’ equity.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less, from the date of purchase, to be cash equivalents.

Revenue recognition

The Company’s revenues consist of sales by Company-operated restaurants and revenues from restaurants operated by franchisees. Sales by Company-operated restaurants are recognized at the point of sale. The Company presents sales net of sales tax and other sales-related taxes. Revenues from restaurants operated by franchisees include rental income, initial franchise fees and royalty income. Rental income is measured on a monthly basis based on the greater of a fixed rent, computed on a straight-line basis, or a certain percentage of gross sales reported by franchisees. Initial franchise fees represent the difference between the amount the Company collects from the franchisee and the amount the Company pays to McDonald’s Corporation upon the opening of a new restaurant. Royalty income represents the difference, if any, between the amount the Company collects from the franchisee and the amount the Company is required to pay to McDonald’s Corporation. Royalty income is recognized in the period earned.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (ASC 606), “Revenue Recognition - Revenue from Contracts with Customers”, which amends the guidance in former ASC 605, “Revenue Recognition”, and requires entities to recognize revenue when it transfers promised goods or services to customers, in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services.

On January 1, 2018, the Company adopted this new accounting standard using modified retrospective method and concluded that the sole source of revenue affected is the initial franchise fee. The Company's previous accounting policy was to recognize it when a new restaurant opens or at the start of a new franchise term, however, in accordance with the new guidance, the initial franchise services are not distinct from the continuing rights or services offered during the term of the franchise agreement and should be treated as a single performance obligation. As such, initial franchise fees received are deferred over the term of the franchise agreement.

In accordance with the modified retrospective method, the Company recognized the cumulative effect of applying the new standard at the date of initial application with no restatement to the comparative information. Furthermore, the changes made to the consolidated balance sheet as of January 1, 2018 for the adoption of ASC 606 were as follows:

Revenue recognition (continued)

Balance Sheet	Balance at December 31, 2017	Adjustments Due to ASC 606	Balance at January 1, 2018
ASSETS
Non-current Assets
Deferred income taxes	74,299	1,555	75,854
LIABILITIES AND EQUITY
Current liabilities
Accrued payroll and other liabilities	119,088	339	119,427
Non-current liabilities
Accrued payroll and other liabilities	29,366	5,012	34,378
EQUITY
Retained earnings	401,134	(3,796)	397,338

There are no expectations that the adoption of the new revenue standard will have a material impact within the net income on an ongoing basis. The disclosure of the impact of adoption on the consolidated balance sheet and income statements, as of December 31, 2018 and for the fiscal year ended December 31, 2018, is as follows:

	As of December 31, 2018
Balance Sheet	As Reported	Balances Without Adoption of ASC 606	Effect of Change
ASSETS
Non-current Assets
Deferred income taxes	58,334	56,522	1,812
LIABILITIES AND EQUITY
Current liabilities
Accrued payroll and other liabilities	94,166	93,770	396
Non-current liabilities
Accrued payroll and other liabilities	35,322	29,495	5,827
EQUITY
Retained earnings	413,074	417,485	(4,411)

	For the fiscal year ended December 31, 2018
Income Statement	As Reported	Balances Without Adoption of ASC 606	Effect of Change

Revenues from franchised restaurants	148,962	149,834	(872)
Income tax expense	(48,136)	(48,393)	257

Accounts and notes receivable and allowance for doubtful accounts

Accounts receivable primarily consist of royalty and rent receivables due from franchisees and debit and credit card receivables. Accounts receivable are initially recorded at fair value and do not bear interest. Notes receivable relates to interest-bearing financing granted to certain franchisees in connection with the acquisition of equipment and third-party suppliers. The Company maintains an allowance for doubtful accounts in an amount that it considers sufficient to cover losses resulting from the inability of its franchisees to make required payments. In judging the adequacy of the allowance for doubtful accounts, the Company considers multiple factors including historical bad debt experience, the current economic environment and the aging of the receivables.

Other receivables

As of December 31, 2019, other receivables primarily consist of insurance claim receivables, value-added tax and other tax receivables, related party receivables, amounting to $17,046. As of December 31, 2018, other receivables primarily consist of insurance claim receivables, related party receivables, value-added tax and other tax receivables, amounting to $16,809.

Other receivables are reported at the amount expected to be collected.

Inventories

Inventories are stated at the lower of cost or market, with cost being determined on a first-in, first-out basis.

Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Property costs include costs of land and building for both company-operated and franchise restaurants while equipment costs primarily relate to company-operated restaurants. Cost of property and equipment acquired from McDonald’s Corporation (as part of the acquisition of LatAm business) was determined based on its estimated fair market value at the acquisition date, then partially reduced by the allocation of the negative goodwill that resulted from the purchase price allocation. Cost of property and equipment acquired or constructed after the acquisition of LatAm business in connection with the Company’s restaurant reimaging and extension program is comprised of acquisition and construction costs and capitalized internal costs. Capitalized internal costs include payroll expenses related to employees fully dedicated to restaurant construction projects and related travel expenses. Capitalized payroll costs are allocated to each new restaurant location based on the actual time spent on each project. The Company commences capitalizing costs related to construction projects when it becomes probable that the project will be developed – when the site has been identified and the related profitability assessment has been approved. Maintenance and repairs are expensed as incurred. Accumulated depreciation is calculated using the straight-line method over the following estimated useful lives: buildings – up to 40 years; leasehold improvements – the lesser of useful lives of assets or lease terms which generally include renewal options; and equipment 3 to 10 years.

Intangible assets, net

Intangible assets include computer software costs, initial franchise fees, reacquired rights under franchise agreements, letter of credit fees and others.

The Company follows the provisions of ASC 350-40-30 within ASC 350 Intangibles, Subtopic 40 Internal Use Software which requires the capitalization of costs incurred in connection with developing or obtaining software for internal use. These costs are amortized over a period of three years on a straight-line basis.

The Company is required to pay to McDonald’s Corporation an initial franchisee fee upon opening of a new restaurant. The initial franchise fee related to Company-operated restaurants is capitalized as an intangible asset and amortized on a straight-line basis over the term of the franchise.

Intangible assets, net (continued)

A reacquired franchise right is recognized as an intangible asset as part of the business combination in the acquisition of franchised restaurants apart from goodwill with an assigned amortizable life limited to the remaining contractual term (i.e., not including any renewal periods). The value assigned to the reacquired franchise right excludes any amounts recognized as a settlement gain or loss and is limited to the value associated with the remaining contractual term and operating conditions for the acquired restaurants. The reacquired franchise right is measured using a valuation technique that considers restaurant's cash flows after payment of an at-market royalty rate to the Company. The cash flows are projected for the remaining contractual term, regardless of whether market participants would consider potential contractual renewals in determining its fair value.

Letter of credit fees are amortized on a straight-line basis over the term of the Letter of Credit.

Impairment and disposal of long-lived assets

In accordance with the guidance within ASC 360-10-35, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value of the asset may not be recoverable. For purposes of reviewing assets for potential impairment, assets are grouped at a country level for each of the operating markets. The Company manages its restaurants as a group or portfolio with significant common costs and promotional activities; as such, each restaurant’s cash flows are not largely independent of the cash flows of others in a market. If an indicator of impairment exists for any grouping of assets, an estimate of undiscounted future cash flows produced by each individual restaurant within the asset grouping is compared to its carrying value. If an individual restaurant is determined to be impaired, the loss is measured by the excess of the carrying amount of the restaurant over its fair value considering its highest and best use, as determined by an estimate of discounted future cash flows or its market value.

The Company assessed all markets for impairment indicators during the fourth quarter of 2019, 2018 and 2017. In addition, during 2018, the Company performed impairment testings of its long-lived assets in Venezuela in previous quarters considering the operating losses incurred in this market as a consequence of currency exchange rate changes. As a result of those assessments, the Company concluded that the second step was required to be performed as a component of the impairment testing of its long-lived assets (including property and equipment, intangible assets with definite useful lives and lease right of use asset, net) on a per store basis, in: Curacao, Puerto Rico, Mexico, Peru, Aruba, USVI, Venezuela, and Colombia for the fiscal year ended December 31, 2019 and in Ecuador, Puerto Rico, Mexico, Peru, Aruba, USVI, Venezuela, Colombia and Trinidad and Tobago for the fiscal years ended December 31, 2018 and 2017.

As a result of the impairment testing the Company recorded the following impairment charges, for the markets indicated below, within Other operating income (expenses), net on the consolidated statements of income:

Fiscal year	Markets	Total
2019	Mexico, Puerto Rico, USVI, Peru, Aruba, Curacao, Colombia and Venezuela	$8,790
2018	Mexico, Puerto Rico, USVI, Peru, Colombia, Venezuela and Trinidad and Tobago	18,950
2017	Mexico, Puerto Rico, USVI, Peru, Ecuador, Colombia, Venezuela and Trinidad and Tobago	17,564

Goodwill

Goodwill represents the excess of cost over the estimated fair market value of net tangible assets and identifiable intangible assets acquired. In accordance with the guidance within ASC 350 Intangibles-Goodwill and Other, goodwill is stated at cost and reviewed for impairment on an annual basis. The annual impairment test is performed during the fourth quarter of the fiscal year and compares the fair value of each reporting unit, generally based on discounted future cash flows, with its carrying amount including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is measured as the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill.

Goodwill (continued)

In assessing the recoverability of the goodwill, the Company considers changes in economic conditions and makes assumptions regarding estimated future cash flows and other factors. Estimates of future cash flows are highly subjective judgments based on the Company’s experience and knowledge of its operations. These estimates can be significantly impacted by many factors including changes in global and local business and economic conditions, operating costs, inflation, competition, and consumer and demographic trends.

As a result of the analyses performed the Company recorded the following impairment charges, related to goodwill generated in the acquisition of franchised restaurants, for the markets indicated below within Other operating income (expenses), net on the consolidated statements of income:

Fiscal year	Markets	Total
2019	Ecuador	$273
2018	Peru	167
2017	Mexico	200

Advertising costs

Advertising costs are expensed as incurred. Advertising expenses related to Company-operated restaurants were $115,568, $120,839 and $130,277 in 2019, 2018 and 2017, respectively. Advertising expenses related to franchised operations do not affect the Company’s expenses since these are recovered from franchisees. Advertising expenses related to franchised operations were $43,039, $43,940 and $46,536 in 2019, 2018 and 2017, respectively.

Accounting for income taxes

The Company records deferred income taxes using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The guidance requires companies to set up a valuation allowance for that component of net deferred tax assets which does not meet the more likely than not criterion for realization.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is regularly audited by tax authorities, and tax assessments may arise several years after tax returns have been filed. Accordingly, tax liabilities are recorded when, in management’s judgment, an uncertain tax position does not meet the more likely than not threshold for recognition. For tax positions that meet the more likely than not threshold, a tax liability may be recorded depending on management’s assessment of how the tax position will ultimately be settled. The Company records interest and penalties on unrecognized tax benefits in the provision for income taxes.

Accounts payable outsourcing

The Company offers its suppliers access to an accounts payable services arrangement provided by third party financial institutions. This service allows the Company’s suppliers to view its scheduled payments online, enabling them to better manage their cash flow and reduce payment processing costs. Independent of the Company, the financial institutions also allow suppliers to sell their receivables to the financial institutions in an arrangement separately negotiated by the supplier and the financial institution. The Company has no economic interest in the sale of these receivables and no direct relationship with the financial institutions concerning the sale of receivables. All of the Company’s obligations, including amounts due, remain to the Company’s suppliers as stated in the supplier agreements. As of December 31, 2019 and 2018, $8,896 and $4,014, respectively, of the Company’s total accounts payable are available for this purpose and have been sold by suppliers to participating financial institutions.

Share-based compensation

The Company recognizes compensation expense as services required to earn the benefits are rendered. See Note 17 for details of the outstanding plans and the related accounting policies.

Derivative financial instruments

The Company utilizes certain hedge instruments to manage its interest rate and foreign currency rate exposures. The counterparties to these instruments generally are major financial institutions. The Company does not hold or issue derivative instruments for trading purposes. In entering into these contracts, the Company assumes the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults. All derivatives are recognized as either assets or liabilities in the balance sheets and are measured at fair value. Additionally, the fair value adjustments will affect either shareholders’ equity as accumulated other comprehensive loss or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity.

Severance payments

Under certain laws and labor agreements of the countries in which the Company operates, the Company is required to make minimum severance payments to employees who are dismissed without cause and employees leaving its employment in certain other circumstances. The Company accrues severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and can be reasonably estimated. Otherwise, severance payments are expensed as incurred.

Provision for contingencies

The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs. See Note 18 for details.

Comprehensive income (loss)

Comprehensive income (loss) includes net income as currently reported under generally accepted accounting principles and also includes the impact of other events and circumstances from non-owner sources which are recorded as a separate component of shareholders’ equity. The Company reports foreign currency translation gains and losses, unrealized results on cash flow hedges as well as unrecognized post-retirement benefits as components of comprehensive income (loss).

Sales of property and equipment and restaurant businesses

The Company recognizes the sale of property and equipment when: (a) the profit is determinable, that is, the collectibility of the sales price is reasonably assured or the amount that will not be collectible can be estimated, and (b) the earnings process is virtually complete, that is, the Company is not obliged to perform significant activities after the sale to earn the profit. The sale of restaurant businesses, related to the refranchising of company-operated restaurants, is recognized when the Company transfers substantially all of the risks and rewards of ownership.

In order to determine the gain or loss on the disposal, the goodwill associated with the sold of property and equipment and restaurant business, if any, is considered within the carrying value. The amount of goodwill to be included in that carrying amount is based on the relative fair value of the item to be disposed and the portion of the reporting unit that will be retained.

Sales of property and equipment and restaurant businesses (continued)

During fiscal years 2019, 2018 and 2017, the Company recorded results from sales of property and equipment and restaurant businesses, amounting to $6,415, $8,184 and $107,867, respectively, included within “Other operating income (expenses), net”. The sales performed during fiscal year 2017 were primarily related to the redevelopment of certain real estate assets.

Recent accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842), which modifies lease accounting for lessees to increase transparency and comparability by recording a right-of-use asset and lease liability on their balance sheet for operating leases. Entities need to disclose qualitative and quantitative information about their leases, including characteristics and amounts recognized in the financial statements. This standard is effective for annual periods beginning after December 15, 2018, including interim periods.

The Company adopted ASU 2016-02 in its first quarter of 2019 utilizing the modified retrospective method, without restatement of comparative financial information periods, and applied the package of practical expedients permitted under the transition guidance within the standard which, among other things, allowed the Company to carry forward the historical lease classification. The adoption, and the ultimate effect on the consolidated financial statements, was based on an evaluation of the contract-specific facts and circumstances. The Company adoption of the standard resulted in the recognition of lease right-of-use assets and lease liabilities of $913 million, as of January 1, 2019. The right-of-use assets and lease liabilities were recognized at the commencement date based on the present value of the remaining future minimum lease payments, which include options that are reasonably assured of being exercised. As the interest rate implicit in the Company’s leases was not readily determinable, the Company utilizes its incremental borrowing rate to discount the lease payments.

Furthermore, the changes made to the consolidated balance sheet as of January 1, 2019 for the adoption of ASC 842 were as follows:

Consolidated Balance Sheet	Balance at December 31, 2018	Adjustments Due to ASC 842	Balance at January 1, 2019
ASSETS
Non-current assets
Lease right of use asset, net	—	896,682	896,682	(i)
LIABILITIES AND EQUITY
Current liabilities
Operating lease liabilities	—	72,272	72,272	(ii)
Non-current liabilities
Accrued payroll and other liabilities	35,322	(16,404)	18,918	(iii)
Operating lease liabilities	—	840,814	840,814	(iv)

(i)	Represents capitalization of operating lease right of use assets of $913,086 net of the reclassification of straight-line rent accrual of $16,404.

(ii)	Represents recognition of current portion of operating lease liabilities.

(iii)	Represents reclassification of straight-line rent accrual to lease right of use asset, net.

(iv)	Represents recognition of non-current portion of operating lease liabilities.

Recent accounting pronouncements (continued)

The standard did not have a significant impact on the Company’s consolidated statements of income and cash flows, except for the exchange results related to lease liabilities denominated in other currencies than its functional one. The disclosure of the impact of adoption on the consolidated balance sheet and income statement, as of December 31, 2019 and for the fiscal year ended in December 31, 2019, are as follows:

	As of December 31, 2019
Consolidated Balance Sheet	As Reported	Balances Without Adoption of ASC 842	Effect of Change
ASSETS
Non-current assets
Lease right of use asset, net	922,165	—	922,165
LIABILITIES AND EQUITY
Current liabilities
Operating lease liabilities	70,147	—	70,147
Non-current liabilities
Accrued payroll and other liabilities	23,497	41,084	(17,587)
Operating lease liabilities	861,582	—	861,582
EQUITY
Retained earnings	471,149	467,560	3,589
Accumulated other comprehensive loss	(519,505)	(523,939)	4,434

	For the fiscal year ended December 31, 2019
Consolidated Statement of Income	As Reported	Balances Without Adoption of ASC 842	Effect of Change

Foreign currency exchange results	12,754	9,165	3,589

In August 2017, the FASB issued ASU 2017-12, “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities.” ASU 2017-12 expanded components of fair value hedging, specifies the recognition and presentation of the effects of hedging instruments, and eliminates the separate measurement and presentation of hedge ineffectiveness. The Company adopted the new standard during this year and applied the presentation and disclosure guidance on a prospective basis. The adoption of the standard did not have a material impact on the Company's consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments", that modifies the measurement and recognition of expected credit losses on financial assets. The Company will adopt this guidance effective January 1, 2020, prospectively. The adoption of this standard is not expected to have a material impact on the Company's consolidated financial statements.

No other new accounting pronouncement issued or effective during the periods had or is expected to have a material impact on the Company’s consolidated financial statements.

4.	Acquisition of businesses

LatAm Business

On August 3, 2007, the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America and the Caribbean for a final purchase price of $698,080.

The acquisition of the LatAm business was accounted for by the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of acquisition. When the fair value of the net assets acquired exceeded the purchase price, the resulting negative goodwill was allocated to partially reduce the fair value of the non-current assets acquired on a pro-rata basis.

In connection with this transaction, ADBV and certain subsidiaries (the “MF subsidiaries”) also entered into 20-year Master Franchise Agreements (“MFAs”) with McDonald’s Corporation which grants to the Company and its MF subsidiaries the following:

i.	The right to own and operate, directly or indirectly, franchised restaurants in each territory;

ii.	The right and license to grant sub franchises in each territory;

iii.	The right to adopt and use, and to grant the right and license to sub franchisees to adopt and use, the system in each territory;

iv.	The right to advertise to the public that it is a franchisee of McDonald’s;

v.	The right and license to grant sub franchises and sublicenses of each of the foregoing rights and licenses to each MF subsidiary.

The Company is required to pay to McDonald’s Corporation continuing franchise fees (Royalty fees) on a monthly basis. The amount to be paid during the first 10 years of the MFAs is equal to 5% of the US dollar equivalent of the gross product sales of each of the franchised restaurants. This percentage increases to 6% and 7% for the subsequent two 5-year periods of the agreement. Payment of monthly royalties is due on the seventh business day of the next calendar month.

Pursuant to the MFAs provisions, McDonald’s Corporation has the right to (a) terminate the MFAs, or (b) exercise a call option over the Company’s shares or any MF subsidiary, if the Company or any MF subsidiary (i) fails to comply with the McDonald’s System (as defined in the MFAs), (ii) files for bankruptcy, (iii) defaults on its financial debt payments, (iv) substantially fails to achieve targeted openings and reinvestments requirements, or (v) upon the occurrence of any other event of default as defined in the MFAs.

Other acquisitions

During fiscal years 2019, 2018 and 2017, the Company acquired certain franchised restaurants in certain territories. Presented below is supplemental information about these acquisitions:

Purchases of restaurant businesses:	2019	2018	2017
Property and equipment	$1,471	$413	$429
Identifiable intangible assets	1,347	56	5,346
Goodwill	1,589	—	200
Assumed debt	(77)	—	—
Gain on purchase of franchised restaurants	(767)	—	(4,808)
Purchase price	3,563	469	1,167
Restaurants sold in exchange	—	—	(261)
Settlement of franchise receivables	(905)	(469)	(36)
Net cash paid at acquisition date	$2,658	$—	$870

5.       Accounts and notes receivable, net

Accounts and notes receivable, net consist of the following at year end:

	2019	2018
Receivables from franchisees	$63,618	$55,672
Debit and credit card receivables	43,741	40,474
Meal voucher receivables	13,017	10,565
Notes receivable	1,928	2,575
Allowance for doubtful accounts	(22,442)	(24,999)
	$99,862	$84,287

6.	Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following at year end:

	2019	2018
Prepaid taxes	$73,932	$74,538
Prepaid expenses	24,266	21,868
Promotion items and related advances	19,092	12,417
Others	322	407
	$117,612	$109,230

7.	Miscellaneous

Miscellaneous consist of the following at year end:

	2019	2018
Judicial deposits	$46,148	$43,168
Tax credits	21,067	27,563
Prepaid property and equipment	7,770	9,775
Notes receivable	5,876	4,241
Rent deposits	3,196	2,908
Others	11,757	11,394
	$95,814	$99,049

8.	Property and equipment, net

Property and equipment, net consist of the following at year-end:

	2019	2018
Land	$146,517	$142,262
Buildings and leasehold improvements	710,046	623,612
Equipment	784,181	673,117
Total cost	1,640,744	1,438,991
Total accumulated depreciation	(679,758)	(582,799)
	$960,986	$856,192

 Total depreciation expense for fiscal years 2019, 2018 and 2017 amounted to $111,638, $94,490 and $89,085, respectively.

9.	Net intangible assets and goodwill

Net intangible assets and goodwill consist of the following at year-end:

	2019	2018
Net intangible assets (i)
Computer software cost	$75,224	$69,700
Initial franchise fees	16,146	14,614
Reacquired franchised rights	13,296	12,511
Letter of credit fees	940	940
Others	1,000	1,000
Total cost	106,606	98,765
Total accumulated amortization	(70,345)	(63,683)
Subtotal	36,261	35,082

Goodwill (ii)	2019	2018
Brazil	4,124	4,280
Argentina	1,585	226
Chile	988	1,073
Colombia	86	87
Ecuador	—	273
Subtotal	6,783	5,939
	$43,044	$41,021

(i)	Total amortization expense for fiscal years 2019, 2018 and 2017 amounted to $11,580, $11,310 and $10,297, respectively. The estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter is as follows: $14,281 for 2020, $11,262 for 2021; $4,333 for 2022; $1,352 for 2023; $1,310 for 2024; and thereafter $3,723.

(ii)	Related to the acquisition of franchised restaurants (Brazil, Argentina, Chile and Colombia) and non-controlling interests in subsidiaries (Ecuador and Chile).

10.	Accrued payroll and other liabilities

Accrued payroll and other liabilities consist of the following at year end:

	2019	2018
Current:
Accrued payroll	$77,087	$77,286
Accrued expenses	6,586	10,330
Other liabilities	2,706	6,550
	$86,379	$94,166
Non-current:
Phantom RSU award liability	$2,102	$—
Deferred rent	—	16,404
Deferred revenues - Initial franchise fee	5,802	5,827
Deferred income	6,392	6,272
Security deposits	6,836	6,322
Other liabilities	2,365	497
	$23,497	$35,322

11.	Short-term debt

Short-term debt consists of the following:

	2019	2018
Short-term bank loans (i)	10,794	—
Revolving Credit Facility (ii)	2,500	—
Bank overdrafts	2	356
	$13,296	$356

(i)	Short-term bank loans

As of December 31, 2019, comprised two loans. In Brazil, granted by Banco Bradesco S.A, amounting to $7,454, which matures in February 2020 and the interest rate is the Interbank Market reference interest rate (known in Brazil as “CDI” Certificados de Depósitos Interbancários) plus 0.67% per year. In Argentina, granted by Banco de la Ciudad de Buenos Aires, amounting to $ 3,340 which matures in January 2020 and the interest rate is 54% per year.

(ii)	Revolving credit facilities

The Company entered into revolving credit facilities in order to borrow money from time to time to cover its working capital needs and for other general corporate purposes.

On August 2, 2019, ADBV renewed its committed revolving credit facility with Bank of America, N.A. (BOFA), as lender, for up to $25 million maturing on August 2, 2020. Each loan made to ADBV under this agreement will bear interest at an annual rate equal to LIBOR plus 2.40%.

In addition, on December 11, 2019, the Company entered into a revolving credit facility with JPMorgan Chase Bank, N.A (JPMorgan), for up to $25 million maturing on December 11, 2020, with an annual interest rate equal to LIBOR plus 2.25%.

11.	Short-term debt (continued)

Revolving credit facilities (continued)

Interest on each loan will be payable at maturity and on a quarterly basis, beginning with the date that is three calendar months following the date the loan is made. Principal is due upon maturity.

The obligations of the Company and ADBV under the revolving credit facilities are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. Furthermore, the agreements include customary covenants including, among others, restrictions on the ability of the Company, ADBV, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) engage in transactions that violate certain anti-terrorism laws; and (vii) is required to comply with a consolidated net indebtedness to EBITDA ratio lower than 3.0 as of any last day of the fiscal quarter of the borrower. The revolving credit facilities provide for customary events of default, which, if any of them occurs, would permit or require the lender to terminate its obligation to provide loans under the revolving credit facilities and/or to declare all sums outstanding under the loan documents immediately due and payable.

As of December 31, 2019, the mentioned ratios were 0.95 and 1.66, for ADBV and the Company, respectively, and thus the Company is currently in compliance with the ratios requirements under both revolving credit facilities.

12.       Long-term debt

Long-term debt consists of the following at year-end:

	2019	2018
2027 Notes	$265,000	$265,000
2023 Notes	348,069	348,069
Finance lease obligations	5,419	6,503
Other long-term borrowings	13,284	16,676
Subtotal	631,772	636,248
Discount on 2023 Notes	(2,504)	(3,156)
Premium on 2023 Notes	937	1,187
Deferred financing costs	(3,397)	(4,019)
Total	626,808	630,260
Current portion of long-term debt	3,233	3,836
Long-term debt, excluding current portion	$623,575	$626,424

2027 and 2023 Notes

The following table presents additional information related to the 2027 and 2023 Notes (the "Notes"):

			Principal as of December 31,
	Annual interest rate	Currency	2019	2018	Maturity
2027 Notes	5.875%	USD	$265,000	$265,000	April 4, 2027
2023 Notes	6.625%	USD	348,069	348,069	September 27, 2023

12. Long-term debt (continued)

2027 and 2023 Notes (continued)

	Interest Expense (i)			DFC Amortization (i)			Amortization of Discount, net (i)
	2019	2018	2017	2019	2018	2017	2019	2018	2017
2027 Notes	$15,569	$15,569	$11,547	$299	$299	$224	$—	$—	$—
2023 Notes	23,060	23,060	23,885	323	323	610	402	397	752

(i)	These charges are included within "Net interest expense" in the consolidated statements of income.

On September 27, 2013, the Company issued senior notes for an aggregate principal amount of $473.8 million, which are due in 2023 (the "2023 Notes"). Periodic payments of principal are not required and interest is paid semi-annually commencing on March 27, 2014. The Company incurred $3,313 of financing costs related to the cash issuance of 2023 Notes, which were capitalized as deferred financing costs ("DFC") and are being amortized over the life of the notes.

On June 1, 2016, the Company launched a cash tender offer to purchase $80,000 of its outstanding 2023 Notes, at a redemption price equal to 98%, which expired on June 28, 2016. The holders who tendered their 2023 Notes prior to June 14, received a redemption price equal to 101%. As a consequence of this transaction, the Company redeemed 16.90% of the outstanding principal. The total payment was $80,800 (including $800 of early tender payment) plus accrued and unpaid interest.

The results related to the cash tender offer and the accelerated amortization of the related DFC were recognized as interest expense within the consolidated statement of income.

Furthermore, on March 16, 2017, the Company launched another cash tender offer to purchase $80,000 of its outstanding 2023 Notes, at a redemption price equal to 104%, which expired on April 12, 2017. The holders who tendered their 2023 Notes prior to March 29, 2017, received a redemption price equal to 107%. As a consequence of this transaction, the Company redeemed 11.6% of the outstanding principal. The total payment was $48,885 (including $3,187 of early tender payment) plus accrued and unpaid interest. The results related to the cash tender offer and the accelerated amortization of the related DFC were recognized as interest expense within the consolidated statement of income.

In April 2017, the Company issued senior notes for an aggregate principal amount of $265 million, which are due in 2027 (the “2027 Notes”). Periodic payments of principal are not required and interest is paid semi-annually commencing on October 4, 2017. The proceeds from the issuance of the 2027 Notes were used to repay the Secured Loan Agreement, unwind the related derivative instruments (described in Note 13), pay the principal and premium on the 2023 Notes (in connection with the aforementioned tender offer) and for general purposes. The Company incurred $3,001 of financing costs related to the issuance of 2027 Notes, which were capitalized as DFC and are being amortized over the life of the notes.

The Notes are redeemable, in whole or in part, at the option of the Company at any time at the applicable redemption price set forth in the indenture governing them. The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The Notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of the Company’s and guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of the Company’s and guarantors’ existing and future secured indebtedness to the extent of the value of the Company’s assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of the Company’s subsidiaries that are not guarantors.

The indenture governing the Notes limits the Company’s and its subsidiaries’ ability to, among other things, (i) create certain liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. In addition, the indenture governing the 2027 Notes, limits the Company’s and its subsidiaries’ ability to: incur in additional indebtedness and make certain restricted payments, including dividends. These covenants are subject to important qualifications and exceptions. The indenture governing the Notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all of the then-outstanding Notes to be due and payable immediately.

The 2023 Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

12.	Long-term debt (continued)

Secured Loan Agreement

On March 29, 2016, the Company’s Brazilian subsidiary signed a $167,262 Secured Loan Agreement (the "Loan") with five off-shore lenders namely: Citibank N.A., Itaú BBA International plc, Santander (Brasil) S.A., Cayman Islands Branch, Bank of America N.A. and JP Morgan Chase Bank, N.A. Each loan under the agreement bore interest at the following annual interest rates:

Lender	Annual Interest Rate
Citibank N.A.	3M LIBOR + 2.439%
Itaú BBA International plc	5.26%
Banco Santander (Brasil) S.A., Cayman Islands Branch	4.7863%
Bank of America N.A.	3M LIBOR + 4.00%
JP Morgan Chase Bank, N.A.	3M LIBOR + 3.92%

In order to fully convert each loan of the agreement into BRL, the Brazilian subsidiary entered into five cross-currency interest rate swap agreements with the local subsidiaries of the same lenders. Consequently, the loans were fully converted into BRL amounting to BRL 613,850. Refer to Note 13 for more details.

Considering the cross-currency interest rate swap agreements, the final interest rate of the Loan was the Interbank Market reference interest rate (known in Brazil as “CDI”) plus 4.50% per year. Interest payments were made quarterly, beginning June 2016 and principal payments were made semi-annually, beginning September 2017.

The Loan would have matured on March 30, 2020 and periodic payments of principal were required. Prepayments were allowed without penalty. On April 11, 2017, the Company repaid the Loan with a total payment of $169.7 million including the outstanding principal, plus accrued and unpaid interest and certain transaction costs.

The Company incurred $3,243 of financing costs related to the issuance of the Loan, which were capitalized as DFC and were amortized over the life of the Loan. As a consequence of the repayment, the remaining DFC were recognized as interest expense in the consolidated statement of income.

The following table presents information related to the Secured Loan Agreement:

Interest Expense (i) (ii)			DFC Amortization (ii)			Other Costs (ii) (iii)
2019	2018	2017	2019	2018	2017	2019	2018	2017
$—	$—	$2,570	$—	$—	$3,251	$—	$—	$2,249

(i)	This charge do not include the effect of the cross-currency interest rate swap agreements mentioned in Note 13, amounting to a loss of $6,921, during fiscal year 2017. Including this effect the total interest cost amounts to $9,491.

(ii)	This charge is included within "Net interest expense" in the consolidated statement of income.

(iii)	Transaction costs related to the repayment of the Loan.

12.	Long-term debt (continued)

Other required disclosure

At December 31, 2019, future payments related to the Company’s long-term debt are as follows:

	Principal	Interest	Total
2020	$3,233	$40,190	$43,423
2021	3,173	39,896	43,069
2022	3,370	39,568	42,938
2023	350,959	39,292	390,251
2024	2,307	15,974	18,281
Thereafter	268,730	41,151	309,881
Total payments	631,772	216,071	847,843
Interest	—	(216,071)	(216,071)
Discount on 2023 Notes	(2,504)	—	(2,504)
Premium on 2023 Notes	937	—	937
Deferred financing cost	(3,397)	—	(3,397)
Long-term debt	$626,808	$—	$626,808

13.	Derivative instruments

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of December 31, 2019 and 2018:

		Assets			Liabilities
Type of Derivative	Balance Sheets Location	2019	2018	Balance Sheets Location	2019	2018
Derivatives designated as hedging instruments
Cash Flow hedge
Forward contracts	Other receivables	$259	$628	Accrued payroll and other liabilities	$(532)	$(180)
Cross-currency interest rate swap	Derivative instruments	37,219	37,869	Derivative instruments	(8,179)	(8,728)
Call spread	Derivative instruments	20,609	16,867	Derivative instruments	—	—
Coupon-only swap	Derivative instruments	—	—	Derivative instruments	(5,326)	(5,152)
Subtotal		58,087	55,364		(14,037)	(14,060)
Derivatives not designated as hedging instruments
Forward contracts	Other receivables	20	99	Accrued payroll and other liabilities	—	(144)
Subtotal		20	99		—	(144)
Total derivative instruments		$58,107	$55,463		$(14,037)	$(14,204)

13.	Derivative instruments (continued)

Derivatives designated as hedging instruments

Cash flow hedge

Forward contracts

The Company has entered into various forward contracts in a few territories to hedge a portion of the foreign exchange risk associated with forecasted imports of goods. The effect of the hedges results in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). As of December 31, 2019, the Company has forward contracts outstanding with a notional amount of $25,700 that mature during 2020.

The Company made net collections (payments) totaling $711, $75 and $(1,236) during fiscal years 2019, 2018 and 2017, respectively, as a result of the net settlements of these derivatives.

Cross-currency interest rate swap

The Company entered into three cross-currency interest rate swap agreements to hedge all the variability in a portion (73%) of the principal and interest collections of its BRL intercompany loan receivables with ADBV. The agreements were signed during November 2013 (amended in February 2017), June and July 2017. The following table presents information related to the terms of the agreements:

Bank	Payable			Receivable			Interest payment dates	Maturity
	Currency	Amount	Interest rate	Currency	Amount	Interest rate
JP Morgan Chase Bank, N.A. (i)	BRL	108,000	13%		$35,400	4.38%	March 31/ September 30	September 2023
JP Morgan Chase Bank, N.A.	BRL	98,670	13%		$30,000	6.02%	March 31/ September 30	September 2023
Citibank N.A.	BRL	94,200	13%		$30,000	6.29%	March 31/ September 30	September 2023

(i)	During the fiscal year ended December 31, 2017, the agreement was amended twice: on February 9, 2017 and February 22, 2017. All the terms of the swap agreement match the terms of the BRL intercompany loan receivable. As a result of the amendments the Company paid $2,689. According to ASC 815-30-40, the amount deferred in accumulated other comprehensive loss until the date of the last amendment, amounting to $677 as of December 31, 2017, will be amortized to earnings as the originally hedged cash flows affects the statement of income.

During April 2017, the Company’s Brazilian subsidiary entered into similar agreements in order to hedge all the variability in a portion (50%) of the principal and interest payable of intercompany loan payables nominated in US dollar.

The following table presents information related to the terms of the agreements:

Bank	Payable			Receivable			Interest payment dates	Maturity
	Currency	Amount	Interest rate	Currency	Amount	Interest rate
BAML (i)	BRL	156,250	13.64%		$50,000	6.91%	March 31/ September 30	April 2027
Banco Santander S.A.	BRL	155,500	13.77%		$50,000	6.91%	June 30/ December 31	September 2023

(i)	Bank of America Merrill Lynch Banco Múltiplo S.A.

13.	Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Cash flow hedge (continued)

Cross-currency interest rate swap (continued)

The Company paid $8,692, $10,671 and $6,163 of net interest during the fiscal years ended December 31, 2019, 2018 and 2017, respectively.

Call spread

During April 2017, the Company’s Brazilian subsidiary entered into two call spread agreements in order to hedge the variability in a portion (50%) of the principal of intercompany loan payables nominated in US dollar. Call spread agreements consist of a combination of two call options: the Company bought an option to buy US dollar at a strike price equal to the BRL exchange rate at the date of the agreements, and wrote an option to buy US dollar at a higher strike price than the previous one. Both pair of options have the same notional amount and are based on the same underlying with the same maturity date.

The following table presents information related to the terms of the agreements:

Bank	Nominal Amount		Strike price		Maturity
	Currency	Amount	Call option written	Call option bought
Citibank S.A.	$0	50,000	4.49	3.11	September 2023
JP Morgan S.A.	$0	50,000	5.20	3.13	April 2027

Coupon-only swap

During April 2017, the Company’s Brazilian subsidiary entered into two coupon-only swap agreements in order to hedge the variability (50%) in the interest payable related to the intercompany loan aforementioned.

The following table presents information related to the terms of the agreements:

Bank	Payable			Receivable			Interest payment dates	Maturity
	Currency	Amount	Interest rate	Currency	Amount	Interest rate
Citibank S.A.	BRL	155,500	11.08%		$50,000	6.91%	June 30/ December 31	September 2023
JP Morgan S.A.	BRL	156,250	11.18%		$50,000	6.91%	March 31/ September 30	April 2027

The Company paid $2,036, $2,900 and $1,390 of net interest during the fiscal years ended December 31, 2019, 2018 and 2017, respectively, related to these agreements.

13.	Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Cash flow hedge (continued)

Additional disclosures

The following table present the pretax amounts affecting income and other comprehensive income for the fiscal years ended December 31, 2019, 2018 and 2017 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)			(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion) (i)
	2019	2018	2017	2019	2018	2017
Forward contracts	$(10)	$731	$(1,344)	$(711)	$(75)	$1,236
Cross-currency interest rate swaps	(8,506)	11,279	5,828	2,056	(18,888)	1,965
Call Spread	4,377	4,034	21,047	(3,561)	(15,421)	2,791
Coupon-only swap	(1,889)	1,864	(13,598)	1,860	2,415	(5,933)
Total	$(6,028)	$17,908	$11,933	$(356)	$(31,969)	$59

(i)	The results recognized in income related to forward contracts were recorded as an adjustment to food and paper. The net gain (loss) recognized in income, related to cross-currency interest rate swaps is presented as follows:

Adjustment to:	2019	2018	2017
Foreign currency exchange results	$6,346	$28,588	$7,532
Net interest expense	(8,402)	(9,700)	(9,497)
Total	$(2,056)	$18,888	$(1,965)

The results recognized in income related to call spread agreements and coupon-only swap agreements were recorded as an adjustment to foreign currency exchange and interest expense, respectively.

Fair value hedge

Cross-currency interest rate swaps

On March 29, 2016, the Company entered into five cross-currency interest rate swap agreements to fully hedge the principal and interest cash flows of the Secured Loan Agreement described in Note 12, into BRL. The agreements were signed with the Brazilian subsidiaries of the banks participating in the secured loan. All the terms of the cross-currency interest rate swap agreements matched the terms of the Secured Loan Agreement. Pursuant to these agreements, the Company received interest in US dollar at an interest rate equal to the one it had to pay to the off-shore lenders over a notional amount of $167.3 million and paid interest in BRL at CDI plus 4.50% per year, over a notional amount of BRL 613.9 million quarterly, beginning June 2016.

During April 2017, the Company unwound these agreements as a consequence of the repayment of the Secured Loan Agreement mentioned in Note 12. The total payment amounted to $39.1 million (BRL122.7 million), including $0.9 million of accrued and unpaid interest.

13.	Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Fair value hedge (continued)

Cross-currency interest rate swaps (continued)

During fiscal year 2017, the accrued interest amounted to $6,921. This charge do not include the effect of the Secured Loan Agreement mentioned in Note 12, amounting to a loss of $2,570. Including this effect the total interest cost amounts to $9,491.

These amounts were recorded within “Net interest expense” in the Company’s consolidated statement of income. According to ASC 815-25-35, the change in the fair value of the hedging instrument and the change in the fair value of the hedged item shall be recognized in earnings. If those results are not perfectly offset, the difference shall be considered as hedge ineffectiveness.

The following table presents the pretax amounts affecting income for the fiscal year ended December 31, 2017:

Cross-currency swaps (i)
Derivatives in Fair Value Hedging Relationships	2017

Loss recognized in Income on hedging derivatives	(9,599)
Gain recognized in Income on hedging items	4,118

(i)	The loss amounting to $5,481 in 2017, related to the ineffective portion of derivatives, was recorded within “Gain (loss) from derivative instruments” in the Company’s consolidated statement of income.

Derivatives not designated as hedging instruments

The Company enters into certain derivatives that are not designated for hedge accounting, therefore the changes in the fair value of these derivatives are recognized immediately in earnings, together with the gain or loss from the hedged balance sheet position within "Gain (loss) from derivative instruments".

The Company collected (paid) $787, ($81) and ($1,156) during the fiscal years ended December 31, 2019, 2018 and 2017, respectively, related to those forward contracts.

14.	Leases

The Company leases locations through ground leases (the Company leases the land and owns the building) and through improved leases (the Company leases land and buildings). The operating leases are mainly related to restaurant and dessert center locations. The average of lease’s terms is about 15 years and, in many cases, include renewal options provided by the agreement or government’s regulations, as there are reasonably certain to be exercised. Typically, renewal options are considered reasonably assured of being exercised if the associated asset lives of the building or leasehold improvements exceed the initial lease term, and the sales performance of the restaurant remains strong. Therefore, its associated payments are included in the measurement of the right-of-use asset and lease liability. Although, certain leases contain purchase options, is not reasonably certain that the Company will exercise them. In addition, many agreements include escalations amounts that vary by reporting unit, for example, including fixed-rent escalations, escalations based on an inflation index, and fair value adjustments. According to rental terms, the Company pays monthly rent based on the greater of a fixed rent or a certain percentage of the Company’s gross sales. The lease agreements do not contain any material residual value guarantees or material restrictive covenants. Furthermore, the Company is the lessee under non-cancelable leases covering certain offices and warehouses.

The Company has elected not to separate non-lease components from lease components in its lessee portfolio. For most locations, the Company is obliged for the related occupancy costs, such as maintenance.

In addition, in March 2010, the Company entered into an aircraft operating lease agreement for a term of 8 years, which provides for quarterly payments of $690. The agreement includes a purchase option at the end of the lease term at fair market value and also an early purchase option at a fixed amount of $26,685 at maturity of the 24th quarterly payment. On December 22, 2017, the Company signed an amendment, extending the term of the aircraft operating lease for an additional 10 years, with quarterly payments (retroactively effective as of December 5, 2017) of $442. The Company was required to make a cash collateral deposit of $2,500 under this agreement.

At December 31, 2019, future minimum payments required under existing operating leases are:

	Restaurant	Other	Total (i)
2020	$143,982	$5,387	$149,369
2021	136,699	3,968	140,667
2022	130,637	2,822	133,459
2023	125,830	2,383	128,213
2024	121,880	2,258	124,138
Thereafter	976,397	8,017	984,414
Total minimum payment	$1,635,425	$24,835	$1,660,260
Lease discount			(728,531)
Operating lease liability			$931,729

(i)	The Company has certain leases subject to index adjustments. Historically, the Company has calculated and disclosed future minimum payments for these leases using the inflation index rate as of the end of the reporting period. As part of the adoption of ASC 842, the Company used the effective index rate at transition date in its disclosure and calculation of the lease liability. However, for leases entered into after January 1, 2019, the inflation index rate will be used to calculate the lease liability only when a lease modification occurs.

The Company maintains a few finance leases agreements, previously classified as capital leases. As of December 31, 2019 and 2018 the obligation amounts to $5,419 and $6,503 respectively, included within “Long-term debt” in the Consolidated Balance Sheet.

The following table is a summary of the Company´s components of lease cost for fiscal years 2019, 2018 and 2017:

Lease Expense	Statements of Income Location	2019	2018	2017
Operating lease expense - Minimum rentals:
Company-operated restaurants	Occupancy and other operating expenses	$(104,236)	$(105,358)	$(107,006)
Franchised restaurants	Franchised restaurants - occupancy expenses	(34,727)	(30,970)	(31,490)
General and administrative	General and administrative expenses	(7,614)	(7,610)	(9,319)
Subtotal		(146,577)	(143,938)	(147,815)
Variable lease expense - Contingent rentals based on sales:
Company-operated restaurants	Occupancy and other operating expenses	(29,562)	(33,921)	(41,499)
Franchised restaurants	Franchised restaurants - occupancy expenses	(12,878)	(14,595)	(23,221)
Subtotal		(42,440)	(48,516)	(64,720)
Total lease expense		$(189,017)	$(192,454)	$(212,535)

Other information	2019
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$135,788
Right-of-use assets obtained in exchange for new lease liabilities
Operating leases	118,285
Weighted-average remaining lease term (years)
Operating leases	8
Weighted-average discount rate
Operating leases	5%

15.	Franchise arrangements

Individual franchise arrangements generally include a lease, a license and provide for payment of initial franchise fees, as well as continuing rent and service fees (royalties) to the Company based upon a percentage of sales with minimum rent payments. The company’s franchisees are granted the right to operate a restaurant using the McDonald’s system and, in most cases, the use of a restaurant facility, generally for a period of 20 years. At the end of the 20-year franchise arrangement, the Company maintains control of the underlying real estate and building and can either enter into a new franchise arrangement with the existing franchisee or a different franchisee, or close the restaurant. Franchisees pay related occupancy costs including property taxes, insurance and maintenance. Pursuant to the MFAs, the Company pays initial fees and continuing service fees for franchised restaurants to McDonald’s Corporation. Therefore, the margin for franchised restaurants is primarily comprised of rental income net of occupancy expenses (depreciation for owned property and equipment and/or rental expense for leased properties).

At December 31, 2019 and 2018, net property and equipment under franchise arrangements totaled $123,832 and $124,039, respectively (including land for $32,373 and $34,109, respectively).

Revenues from franchised restaurants for fiscal years 2019, 2018 and 2017 consisted of:

	2019	2018	2017
Rent (i)	$145,860	$148,094	$155,405
Initial fees (ii) (iii)	287	195	1,205
Royalty fees (iv)	643	673	659
Total	$146,790	$148,962	$157,269

(i)	Includes rental income of own buildings and subleases. As of December 31, 2019 the subleases rental income amounted to $114,459.

(ii)	Presented net of initial fees paid to McDonald’s Corporation for $1,456, $1,323 and $1,417 in 2019, 2018 and 2017, respectively.

(iii)	On January 1, 2018, the Company adopted ASC 606 “Revenue Recognition - Revenue from Contracts with Customers”. As such, initial franchise fees received are deferred over the term of the franchise agreement. See Note 3 Revenue Recognition, for details.

(iv)	Presented net of royalties fees paid to McDonald’s Corporation for $57,709, $57,733 and $64,806 in 2019, 2018 and 2017, respectively.

At December 31, 2019, future minimum rent payments due to the Company under existing franchised agreements are:

	Owned sites	Leased sites	Total
2020	$4,063	$59,424	$63,487
2021	3,220	54,161	57,381
2022	2,391	48,699	51,090
2023	2,154	41,998	44,152
2024	2,048	35,618	37,666
Thereafter	9,938	173,639	183,577
Total	$23,814	$413,539	$437,353

16.	Income taxes

The Company’s operations are conducted by its foreign subsidiaries in Latin America and the Caribbean. The foreign subsidiaries are incorporated under the laws of their respective countries and as such the Company is taxed in such foreign countries.

Statutory tax rates in the countries in which the Company operates for fiscal years 2019, 2018 and 2017 were as follows:

	2019	2018	2017
Puerto Rico	18.5%	20.0%	20.0%
Curacao	22.0%	22.0%	35.0%
USVI	22.5%	22.5%	35.0%
Aruba	25.0%	25.0%	35.0%
Panamá, Uruguay, Trinidad and Tobago and Netherlands	25.0%	25.0%	25.0%
Ecuador	25.0%	28.0%	25.0%
Chile	27.0%	27.0%	25.5%
Peru	29,5%	29,5%	29,5%
Argentina	30.0%	30.0%	35.0%
Costa Rica and Mexico	30.0%	30.0%	30.0%
Martinique, French Guyana and Guadeloupe	31.0%	33.3%	35.0%
Colombia	33.0%	37.0%	40.0%
Brazil and Venezuela	34.0%	34.0%	34.0%

Income tax expense for fiscal years 2019, 2018 and 2017 consisted of the following:

	2019	2018	2017
Current income tax expense	$46,811	$47,488	$51,215
Deferred income tax expense	(7,974)	648	2,099
Income tax expense	$38,837	$48,136	$53,314

Income tax expense for fiscal years 2019, 2018 and 2017, differed from the amounts computed by applying the Company’s weighted-average statutory income tax rate to pre-tax income as a result of the following:

	2019	2018	2017
Pre-tax income	$118,953	$85,169	$182,813
Weighted-average statutory income tax rate (i)	36.6%	42.7%	35.5%
Income tax expense at weighted-average statutory tax rate on pre-tax income	43,488	36,354	64,901
Permanent differences:
Change in valuation allowance (ii)	(24,864)	(24,307)	(21,241)
Expiration and changes in tax loss carryforwards (iii)	17,799	18,599	12,785
Venezuelan remeasurement and inflationary impacts (iv)	1,743	16,857	2,683
Non-taxable income and non-deductible expenses	7,667	8,406	10,157
Tax benefits	(9,667)	(11,403)	(10,744)
Income taxes withholdings on intercompany transactions (v)	5,005	7,723	6,804
Differences including exchange rate, inflation adjustment and filing differences	(2,647)	(2,815)	(11,909)
Alternative Taxes	658	(1,283)	156
Others	(345)	5	(278)
Income tax expense	$38,837	$48,136	$53,314

(i)	Weighted-average statutory income tax rate is calculated based on the aggregated amount of the income before taxes by country multiplied by the prevailing statutory income tax rate, divided by the consolidated income before taxes.

(ii)	Comprises net changes in valuation allowances for the year, mainly related to net operating losses.

(iii)	Expiration of loss tax carryforwards are mainly generated by holding legal entities and the Caribbean division.

(iv)	Comprises changes in valuation allowance during 2019, 2018 and 2017 for $983, $(304) and $2,108, respectively.

(v)	Comprises income tax withheld on the payment of interest on intercompany loans.

The tax effects of temporary differences and carryforwards that comprise significant portions of deferred tax assets and liabilities at December 31, 2019 and 2018 are presented below:

	2019	2018
Tax loss carryforwards (i)	$144,759	$178,993
Purchase price allocation adjustment	15,158	17,006
Property and equipment, tax inflation	36,690	38,588
Other accrued payroll and other liabilities	33,065	30,300
Share-based compensation	2,062	2,591
Provision for contingencies	2,534	2,708
Other deferred tax assets (ii)	56,927	26,193
Other deferred tax liabilities (iii)	(32,280)	(7,979)
Property and equipment - difference in depreciation rates	(418)	(11,103)
Valuation allowance (iv)	(194,426)	(219,920)
Net deferred tax asset	$64,071	$57,377

(i)	As of December 31, 2019, the Company and its subsidiaries has accumulated net operating losses amounting to $540,231. The Company has net operating losses amounting to $192,736, expiring between 2020 and 2024. In addition, the Company has net operating losses amounting to $122,109 expiring after 2024 and net operating losses amounting to $225,386 that do not expire. Changes in tax loss carryforwards for the year relate to expiration of net operating losses (NOLs), mainly in holding legal entities and uses of NOLs, mainly in Brazil and Chile.

(ii)	Other deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets for financial reporting purposes (accounting base) and the amounts used for income tax purposes (tax base). For the fiscal year ended December 31, 2019, this item includes: difference in depreciation of leases (related to differences between ASC842 and local tax regulation) for $30,524 mainly in Brazil; provision for regular expenses for $10,376 mainly Brazil, Mexico and Colombia; and bad debt reserve in Puerto Rico for $4,218. For the fiscal year ended December 31, 2018 this item includes bad debt reserve in Puerto Rico for $4,967, provision for regular expenses for $10,458, mainly corresponding to Brazil, Mexico and Colombia; and foreign currency exchange differences in Argentina and Brazil for $4,736.

(iii)	Primarily related to leases contracts (related to differences between ASC842 and local tax regulation) and accelerated depreciation of fixed assets.

(iv)	In assessing the realization of deferred income tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

The total amount of $64,071 for the year ended December 31, 2019, is presented in the consolidated balance sheet as non-current asset and non-current liability amounting to $68,368 and $4,297, respectively.

The total amount of $57,377 for the year ended December 31, 2018, is presented in the consolidated balance sheet as non-current asset and non-current liability amounting to $58,334 and $957, respectively.

Deferred income taxes have not been recorded for temporary differences related to investments in certain foreign subsidiaries. These temporary differences, comprise undistributed earnings considered permanently invested in subsidiaries amounted to $188,232 at December 31, 2019. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs.

As of December 31, 2019, and 2018, the Company has not identified unrecognized tax benefits that would favorably affect the effective tax rate if resolved in the Company’s favor.

The Company account for uncertain tax positions by determining the minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. This determination requires the use of significant judgment in evaluating the tax positions and assessing the timing and amounts of deductible and taxable items. The Company is regularly under audit in multiple tax jurisdictions and is currently under examination in several jurisdictions. The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2013.

As of December 31, 2019, there are certain matters related to the interpretation of income tax laws which could be challenged by tax authorities in an amount of $183 million, related to assessments for the fiscal years 2009 to 2014. No formal claim has been made for fiscal years within the statute of limitation by Tax authorities in any of the mentioned matters, however those years are still subject to audit and claims may be asserted in the future.

It is reasonably possible that, as a result of audit progression within the next 12 months, there may be new information that causes the Company to reassess the tax positions because the outcome of tax audits cannot be predicted with certainty. While the Company cannot estimate the impact that new information may have on their unrecognized tax benefit balance, it believes that the liabilities recorded are appropriate and adequate as determined under ASC 740.

17.	Share-based compensation

2011 Equity Incentive Plan

In March 2011, the Company adopted its Equity Incentive Plan, or 2011 Plan, to attract and retain the most highly qualified and capable professionals and to promote the success of its business. This Plan is being used to reward certain employees for the success of the Company’s business through an annual award program. The 2011 Plan permits grants of awards relating to class A shares, including awards in the form of shares (also referred to as stock), options, restricted shares, restricted share units, share appreciation rights, performance awards and other share-based awards as will be determined by the Company’s Board of Directors. The maximum number of shares that may be issued under the 2011 Plan is 2.5% of the Company’s total outstanding class A and class B shares immediately following its initial public offering.

The Company made a special grant of stock options and restricted share units in 2011 in connection with its initial public offering, which are totally vested. The Company also made recurring grants of stock options and restricted share units in each of the fiscal years from 2011 to 2019 (from 2015 to 2019 only restricted share units). From 2011 to 2018, both types of these recurring annual awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. The 2019 award vests on May 10, 2020. However, in the event of death, disability or retirement of the employee, any unvested portion of the annual award will be fully vested. For all grants, each stock option granted represents the right to acquire a Class A share at its grant-date fair market value, while each restricted share unit represents the right to receive a Class A share when vested. The exercise right for the stock options is cumulative and, once such right becomes exercisable, it may be exercised in whole or in part during quarterly window periods until the date of termination, which occurs at the seventh anniversary of the grant date. The Company utilizes a Black-Scholes option-pricing model to estimate the value of stock options at the grant date. The value of restricted shares units is based on the quoted market price of the Company’s class A shares at the grant date.

2011 Equity Incentive Plan (continued)

On June 28, 2016, 1,117,380 stock options were converted to a liability award maintaining the original conditions of the 2011 Plan. There were not incremental compensation costs resulting from the modification. The employees affected by this modification were 104. The accrued liability is remeasured on a monthly basis until settlement.

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company recognized stock-based compensation expense related to this award in the amount of $1,884, $3,661 and $3,267 during fiscal years 2019, 2018 and 2017, respectively. Stock-based compensation expense is included within “General and administrative expenses” in the consolidated statements of income.

The Company recognized $(422), $(175) and $151 of related income tax (expense) benefit during fiscal years 2019, 2018 and 2017, respectively.

Stock Options

The following table summarizes the activity of stock options during fiscal years 2019, 2018 and 2017:

	Units	Weighted-average strike price	Weighted-average grant-date fair value
Outstanding at December 31, 2016	776,475	15.55	4.46
Expired (i)	(141,986)	21.20	5.28
Outstanding at December 31, 2017	634,489	14.28	4.28
Expired (i)	(143,416)	21.20	5.89
Outstanding at December 31, 2018	491,073	12.26	3.81
Expired (i)	(216,633)	14.35	5.13
Outstanding at December 31, 2019	274,440	10.62	2.77
Exercisable at December 31, 2019	274,440	10.62	2.77

(i)	As of December 31, 2019, 2018 and 2017, additional paid-in capital included $1,111, $844 and $750, respectively, related to expired stock options.

The following table provides a summary of outstanding stock options at December 31, 2019:

Vested (i)
Number of units outstanding	274,440
Weighted-average grant-date fair market value per unit	2.77
Total grant-date fair value	760
Weighted-average accumulated percentage of service	100%
Stock-based compensation recognized in Additional paid-in capital	760

(i)	Related to exercisable awards.

Restricted Share Units

The following table summarizes the activity of restricted share units during fiscal years 2019, 2018 and 2017:

	Units	Weighted-average grant-date fair value
Outstanding at December 31, 2016	1,780,997	6.07
2017 annual grant	497,960	9.20
Partial vesting	(361,284)	7.65
Forfeitures	(180,828)	5.99
Outstanding at December 31, 2017	1,736,845	6.65
2018 annual grant	520,393	8.50
Partial vesting	(534,589)	6.01
Forfeitures	(117,600)	7.24
Outstanding at December 31, 2018	1,605,049	7.41
2019 annual grant	35,000	8.00
Partial vesting of 2014 grant	(38,222)	8.58
Partial vesting of 2015 grant	(115,634)	6.33
Partial vesting of 2016 grant	(134,501)	4.70
Partial vesting of 2017 grant	(174,232)	9.20
Forfeitures	(239,621)	7.74
Outstanding at December 31, 2019	937,839	7.50
Exercisable at December 31, 2019	—	—

The total fair value of restricted share units vested during 2019, 2018 and 2017 was $3,295, $3,214 and $2,763, respectively. As of December 31, 2019 the Company issued 470,558 Class A shares, of which 10,870 are related to the 2018 partial vesting. Therefore, accumulated recorded compensation expense totaling $3,359 was reclassified from “Additional paid-in capital” to “Common Stock” upon issuance. As of December 31, 2019, there were 3,154 and 2,901 Class A shares, amounting to $18 and $20, pending of issuance in connection with the partial vestings 2019 and 2018, respectively.

The following table provides a summary of outstanding restricted share units at December 31, 2019:

Number of units outstanding (i)	937,839
Weighted-average grant-date fair market value per unit	7.50
Total grant-date fair value	7,034
Weighted-average accumulated percentage of service	67.40%
Stock-based compensation recognized in Additional paid-in capital	4,741
Compensation expense not yet recognized (ii)	2,293

(i)	Related to awards that will vest between fiscal years 2020 and 2023.

(ii)	Expected to be recognized in a weighted-average period of 1.2 years.

Phantom RSU Award

In May 2019, the Company implemented a new long-term incentive plan (called Phantom RSU Award) to reward employees giving them the opportunity to share the success of the Company in the creation of value for its shareholders. In accordance with this plan, the Company granted units (called “Phantom RSU”) to certain employees, pursuant to which they are entitled to receive, when vested, a cash payment equal to the closing price of one Class A share on the respective day in which this benefit is due and the corresponding dividends per-share (if any) formally declared and paid during the service period.

The award has two types of grant. Phantom RSU type one has 465,202 units which vest over a requisite service period of five years as follows: 40% at the second anniversary of the date of grant and 20% at each of the following three years. The Company recognizes compensation expense related to these benefits on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. Phantom RSU type two has 1,207,455 units which vest 100% at the fifth anniversary from the date of grant. The grant-date stock price of both types of grants was $6.78.

The total compensation cost as of December 31, 2019, amounts to $2,102 which has been recorded under “General and administrative expenses” within the consolidated statement of income. The accrued liability is remeasured at the end of each reporting period until settlement.

The following table summarizes the activity under the plan as of December 31, 2019:

Units
Grant 2019	1,672,657
Forfeited	(10,837)
Outstanding at December 31, 2019	1,661,820

Total Non-vested (i)
Number of units outstanding	1,661,820
Current share price	8.10
Total fair value of the plan	13,461
Weighted-average accumulated percentage of service	15.62%
Accrued liability (ii)	2,102
Compensation expense not yet recognized (iii)	11,359
(i)	Related to awards that will vest between May 2021 and May 2024.

(ii)	Presented within “Accrued payroll and other liabilities” in the Company’s non current liabilities balance sheet.

(iii)	Expected to be recognized in a weighted-average period of 3.97 years.

18.	Commitments and contingencies

Commitments

The MFAs require the Company and its MF subsidiaries, among other obligations:

(i)	to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period and pay an initial franchise fee for each new restaurant opened;

(ii)	to pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants, during the first 10 years, substantially consistent with market. This percentage increases to 6% and 7% for the subsequent two 5-year periods of the agreement. Nevertheless, on occasions McDonald’s provides the Company with support in order to encourage the Company growth plan;

(iii)	to commit to funding a specified Strategic Marketing Plan;

(iv)	to own (or lease) directly or indirectly, the fee simple interest in all real property on which any franchised restaurant is located; and

(v)	to maintain a minimum fixed charge coverage ratio (as defined therein) at least equal to 1.50 as well as a maximum leverage ratio (as defined therein) of 4.25.

If the Company would not be in compliance with these commitments under the MFA, it could be in material breach. A breach of the MFA would give McDonald’s Corporation certain rights, including the ability to acquire all or portions of the business.

The following table summarize Company’s ratios requirements for the three-month periods ended from March 31, 2019 to December 31, 2019, for which the Company is in compliance:

	Fixed Charge Coverage Ratio	Leverage Ratio
March 31, 2019	1.83	3.83
June 30, 2019	1.86	3.76
September 30, 2019	1.80	3.83
December 31, 2019	1.86	3.77

In addition, the Company maintains standby letters of credit with an aggregate drawing amount of $80 million in favor of McDonald’s Corporation as collateral for the obligations assumed under the MFAs. The letters of credit can be drawn if certain events occur, including the failure to pay royalties. No amounts have been drawn at the date of issuance of these financial statements.

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. At December 31, 2019 and 2018, the Company maintains a provision for contingencies, net of judicial deposits, amounting to $26,158 and $28,509, respectively, presented as follow: $2,035 and $2,436 as a current liability and $24,123 and $26,073 as a non-current liability, respectively. The breakdown of the provision for contingencies is as follows:

Description	Balance at beginning of period	Accruals, net	Settlements	Reclassifications and increase of judicial deposits	Translation	Balance at end of period
Year ended December 31, 2019:
Tax contingencies in Brazil (i)	$9,497	$1,455	$—	$—	$(357)	$10,595
Labor contingencies in Brazil (ii)	21,108	12,916	(16,068)	—	(1,117)	16,839
Other (iii)	11,462	3,070	(1,700)	—	(1,428)	11,404
Subtotal	42,067	17,441	(17,768)	—	(2,902)	38,838
Judicial deposits (iv)	(13,558)	—	—	354	524	(12,680)
Provision for contingencies	$28,509	$17,441	$(17,768)	$354	$(2,378)	$26,158

Year ended December 31, 2018:

Tax contingencies in Brazil (i)	$9,324	$1,805	$—	$—	$(1,632)	$9,497
Labor contingencies in Brazil (ii)	21,061	20,785	(17,718)	—	(3,020)	21,108
Other (iii)	15,646	1,405	(1,984)	—	(3,605)	11,462
Subtotal	46,031	23,995	(19,702)	—	(8,257)	42,067
Judicial deposits (iv)	(18,075)	—	—	1,843	2,674	(13,558)
Provision for contingencies	$27,956	$23,995	$(19,702)	$1,843	$(5,583)	$28,509

Year ended December 31, 2017:

Tax contingencies in Brazil (i)	$13,312	$(2,599)	$(337)	$(667)	$(385)	$9,324
Labor contingencies in Brazil (ii)	11,150	31,448	(21,130)	—	(407)	21,061
Other (iii)	12,222	7,150	(3,960)	17	217	15,646
Subtotal	36,684	35,999	(25,427)	(650)	(575)	46,031
Judicial deposits (iv)	(18,572)	161	—	(60)	396	(18,075)
Provision for contingencies	$18,112	$36,160	$(25,427)	$(710)	$(179)	$27,956
(i)	In 2019, 2018 and 2017, it includes mainly CIDE.

(ii)	It primarily relates to dismissals in the normal course of business.

(iii)	It relates to tax and labor contingencies in other countries and civil contingencies in all the countries.

(iv)	It primarily relates to judicial deposits the Company was required to make in connection with the proceedings in Brazil.

As of December 31, 2019, there are certain matters related to the interpretation of tax, labor and civil laws for which there is a possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $210 million and $227 million.

Provision for contingencies (continued)

Additionally, there is a lawsuit filed by several Puerto Rican franchisees against McDonald’s Corporation and certain subsidiaries purchased by the Company during the acquisition of the LatAm business (“the Puerto Rican franchisees lawsuit”).

The claim seeks declaratory judgment and damages in the aggregate amount of $66.7 million plus plaintiffs’ attorney fees. At the end of 2014 the plaintiffs finalized their presentation of evidence whereas the Company has not started yet. At that time, the Company filed a Motion of Non Suit. As of today, the Company has not been notified of any resolution made by the Commissioner assigned to this case. The Company believes that the probability of a loss is remote. Nevertheless, during December 2019, some of the Puerto Rican franchisees reached a Confidential Settlement Agreement with the Company finalizing all controversies and disputes among such parties. As a consequence of this agreement, the aggregate amount will be reduced.

During 2014, another franchisee filed a complaint (“the related Puerto Rican franchisee lawsuit”) against the Company and McDonald’s USA, LLC (a wholly owned subsidiary of McDonald’s Corporation), asserting a very similar claim to the one filed in the Puerto Rican franchisees lawsuit. The claim seeks declaratory judgment and damages in the amount of $30 million plus plaintiffs’ attorney fees. During December 2019, the franchisee reached a Confidential Settlement Agreement with the Company finalizing all controversies and disputes among them.

Furthermore, the Puerto Rico Owner Operator’s Association (“PROA”), an association integrated by the Company’s franchisees that meets periodically to coordinate the development of promotional and marketing campaigns (an association that at the time of the claim was formed solely by franchisees that are plaintiffs in the Puerto Rican franchisees lawsuit), filed a third party complaint and counterclaim (“the PROA claim”) against the Company and other third party defendants, in the amount of $31 million. On June 9, 2014, after several motions for summary judgment duly filed and opposed by the parties, the First Instance Court entered a “Partial Summary Judgment and Resolution” in favor of PROA, before initiating the discovery phase, finding that the Company must participate and contribute funds to the association. However, the Court did not specify any amount for which the Company should be held liable, due to its preliminary and interlocutory nature, and the lack of discovery conducted regarding the amounts claimed by the plaintiffs. By means of a Motion to Reconsider, the Company opposed such determination. In December 2018, the First Instance Court confirmed his determination and the Company filed a Certiorari in the Court of Appeals. In July 2019, the Court of Appeals issued Judgment revoking the Court of First Instance’s summary judgment in favor of PROA. PROA filed in the Puerto Rico Supreme Court an appeal of such determination, which was denied by the Court and PROA filed a reconsideration.

The Company believes that the probability of a loss is remote, considering: (i) the obligation to contribute is not directed towards a cooperative, (ii) the franchise agreement does not contain a provision that makes it mandatory to participate in the cooperative, and (iii) PROA’s by-laws state that participation in the cooperative is voluntary, among other arguments. Therefore, no provision has been recorded.

Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claims as well as for specific and limited claims arising from the Puerto Rican franchisees lawsuit. Pursuant to the MFA, the Company indemnifies McDonald’s for PROA claim.

At December 31, 2019, the provision for contingencies includes $1,612 ($3,970 at December 31, 2018), related to Brazilian claims that are covered by the indemnification agreement. As a result, the Company has recorded a non-current asset in respect of McDonald’s Corporation’s indemnity in the consolidated balance sheet. The asset in respect of McDonald’s Corporation’s indemnity represents the amount of cash to be received as a result of settling certain Brazilian labor and tax contingencies.

19.	Disclosures about fair value of financial instruments

As defined in ASC 820 Fair Value Measurement and Disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The transaction is based on a hypothetical transaction in the principal or most advantageous market considered from the perspective of the market participant that holds the asset or owes the liability. The valuation techniques that can be used under this guidance are the market approach, income approach or cost approach. The market approach uses prices and other information for market transactions involving identical or comparable assets or liabilities, such as matrix pricing. The income approach uses valuation techniques to convert future amounts to a single discounted present amount based on current market conditions about those future amounts, such as present value techniques, option pricing models (e.g. Black-Scholes model) and binomial models (e.g. Monte-Carlo model). The cost approach is based on current replacement cost to replace an asset.

The Company utilizes market data or assumptions that market participants who are independent, knowledgeable and willing and able to transact would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable. The Company attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observance of those inputs. The guidance establishes a formal fair value hierarchy based on the inputs used to measure fair value. The hierarchy gives the highest priority to level 1 measurements and the lowest priority to level 3 measurements, and accordingly, level 1 measurement should be used whenever possible.

The three levels of the fair value hierarchy as defined by the guidance are as follows:

Level 1: Valuations utilizing quoted, unadjusted prices for identical assets or liabilities in active markets that the Company has the ability to access. This is the most reliable evidence of fair value and does not require a significant degree of judgment. Examples include exchange-traded derivatives and listed equities that are actively traded.

Level 2: Valuations utilizing quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability.

Financial instruments that are valued using models or other valuation methodologies are included. Models used should primarily be industry-standard models that consider various assumptions and economic measures, such as interest rates, yield curves, time value, volatilities, contract terms, current market prices, credit risk or other market-corroborated inputs. Examples include most over-the-counter derivatives (non-exchange traded), physical commodities, most structured notes and municipal and corporate bonds.

Level 3: Valuations utilizing significant unobservable inputs provides the least objective evidence of fair value and requires a significant degree of judgment. Inputs may be used with internally developed methodologies and should reflect an entity’s assumptions using the best information available about the assumptions that market participants would use in pricing an asset or liability. Examples include certain corporate loans, real-estate and private equity investments and long-dated or complex over-the-counter derivatives.

Depending on the particular asset or liability, input availability can vary depending on factors such as product type, longevity of a product in the market and other particular transaction conditions. In some cases, certain inputs used to measure fair value may be categorized into different levels of the fair value hierarchy. For disclosure purposes under this guidance, the lowest level that contains significant inputs used in valuation should be chosen. Pursuant to ASC 820-10-50, the Company has classified its assets and liabilities into these levels depending upon the data relied on to determine the fair values. The fair values of the Company’s derivatives are valued based upon quotes obtained from counterparties to the agreements and are designated as Level 2.

The following fair value hierarchy table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2019 and 2018:

	Quoted Prices in Active Markets For Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Balance as of December 31,	Balance as of December 31,
	2019	2018	2019	2018	2019	2018	2019	2018
Assets
Cash equivalents	$49,038	$118,948	$—	$—	$—	$—	$49,038	$118,948
Short-term Investments	25	—	—	—	—	—	25	—
Derivatives	—	—	58,107	55,463	—	—	58,107	55,463
Total Assets	$49,063	$118,948	$58,107	$55,463	$—	$—	$107,170	$174,411
Liabilities
Derivatives	—	—	14,037	14,203	—	—	14,037	14,203
Total Liabilities	$—	$—	$14,037	$14,203	$—	$—	$14,037	$14,203

The derivative contracts were valued using various pricing models or discounted cash flow analyses that incorporate observable market parameters, such as interest rate yield curves, option volatilities and currency rates that were observable for substantially the full term of the derivative contracts.

Certain financial assets and liabilities not measured at fair value

At December 31, 2019, the fair value of the Company’s short-term and long-term debt was estimated at $701,538, compared to a carrying amount of $650,040. This fair value was estimated using various pricing models or discounted cash flow analysis that incorporated quoted market prices, and is similar to Level 2 within the valuation hierarchy. The carrying amount for notes receivable approximates fair value.

Non-financial assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). At December 31, 2019, no material fair value adjustments or fair value measurements were required for non-financial assets or liabilities, except for those required in connection with the impairment of long-lived assets and goodwill. Refer to Note 3 for more details, including inputs and valuation techniques used to measure fair value of these non-financial assets.

20.	Certain risks and concentrations

The Company’s financial instruments that are exposed to concentration of credit risk primarily consist of cash and cash equivalents and accounts and notes receivable. Cash and cash equivalents are deposited with various creditworthy financial institutions, and therefore the Company believes it is not exposed to any significant credit risk related to cash and cash equivalents. Concentrations of credit risk with respect to accounts and notes receivable are generally limited due to the large number of franchisees comprising the Company’s franchise base.

All the Company’s operations are concentrated in Latin America and the Caribbean. As a result, the Company’s financial condition and results of operations depend, to a significant extent, on macroeconomic and political conditions prevailing in the region. See Note 22 for additional information pertaining to the Company’s Venezuelan operations.

21.	Segment and geographic information

 The Company is required to report information about operating segments in annual financial statements and interim financial reports issued to shareholders in accordance with ASC 280. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. ASC 280 also requires disclosures about the Company’s products and services, geographical areas and major customers.

As discussed in Note 1, the Company through its wholly-owned and majority-owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The Company manages its business as distinct geographic segments and its operations are divided into four geographical divisions, which are as follows: Brazil; the Caribbean division, consisting of Aruba, Curacao, Colombia, French Guyana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela; the North Latin America division (“NOLAD”), consisting of Costa Rica, Mexico and Panama; and the South Latin America division (“SLAD”), consisting of Argentina, Chile, Ecuador, Peru and Uruguay. The accounting policies of the segments are the same as those described in Note 3.

The following table presents information about profit or loss and assets for each reportable segment:

	For the fiscal years ended December 31,
	2019	2018	2017
Revenues:
Brazil	$1,385,566	$1,345,453	$1,496,573
Caribbean division	399,251	483,743	474,822
NOLAD	431,266	406,848	386,874
SLAD	742,994	845,527	961,256
Total revenues	$2,959,077	$3,081,571	$3,319,525

Adjusted EBITDA:
Brazil	$227,844	$218,391	$218,172
Caribbean division	24,955	(8,281	40,844
NOLAD	39,027	32,313	33,717
SLAD	63,120	73,670	87,083
Total reportable segments	354,946	316,093	379,816
Corporate and others (i)	(63,171)	(58,096)	(74,879)
Total adjusted EBITDA	$291,775	257,997	304,937

	For the fiscal years ended December 31,
	2019	2018	2017
Adjusted EBITDA reconciliation:

Total Adjusted EBITDA	$291,775	$257,997	$304,937

(Less) Plus items excluded from computation that affect operating income:
Depreciation and amortization	(123,218)	(105,800)	(99,382)
Gains from sale or insurance recovery of property and equipment	5,175	4,973	95,081
Write-offs of property and equipment	(4,733)	(4,167)	(8,528)
Impairment of long-lived assets	(8,790)	(18,950)	(17,564)
Impairment of goodwill	(273)	(167)	(200)
Reorganization and optimization plan expenses	—	(11,003)	—
2008 Long-Term Incentive Plan incremental compensation from modification	—	575	(1,409)
Operating income	159,936	123,458	272,935
(Less) Plus:
Net interest expense	(52,079)	(52,868)	(68,357)
Gain (loss) from derivative instruments	439	(565)	(7,065)
Foreign currency exchange results	12,754	14,874	(14,265)
Other non-operating (expenses) income, net	(2,097)	270	(435)
Income tax expense	(38,837)	(48,136)	(53,314)
Net income attributable to non-controlling interests	(220)	(186)	(333)
Net income attributable to Arcos Dorados Holdings Inc.	$79,896	$36,847	$129,166

	For the fiscal years ended December 31,
	2019	2018	2017
Depreciation and amortization:
Brazil	$63,467	$52,632	$52,442
Caribbean division	18,481	22,835	25,210
NOLAD	21,422	20,829	20,635
SLAD	20,713	19,293	15,292
Total reportable segments	124,083	115,589	113,579
Corporate and others (i)	4,894	5,696	5,978
Purchase price allocation (ii)	(5,759)	(15,485)	(20,175)
Total depreciation and amortization	$123,218	$105,800	$99,382

Property and equipment expenditures:
Brazil	$146,322	$100,926	$91,769
Caribbean division	15,934	18,640	16,759
NOLAD	32,662	24,145	17,565
SLAD	70,280	53,300	48,621
Others	37	30	52
Total property and equipment expenditures	$265,235	$197,041	$174,766

	As of December 31,
	2019	2018
Total assets:
Brazil	$1,328,984	$751,550
Caribbean division	429,170	303,467
NOLAD	458,235	247,697
SLAD	389,976	291,300
Total reportable segments	2,606,365	1,594,014
Corporate and others (i)	67,195	105,835
Purchase price allocation (ii)	(115,875)	(121,810)
Total assets	$2,557,685	$1,578,039

(i)	Primarily relates to corporate general and administrative expenses, corporate supply chain operations in Uruguay, and related assets. Corporate general and administrative expenses consist of corporate office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. As of December 31, 2019 and 2018, corporate assets primarily includes corporate cash and cash equivalents, lease right of use and derivatives.

(ii)	Relates to the purchase price allocation adjustment made at corporate level, which reduces the total assets and the corresponding depreciation and amortization.

The Company’s revenues are derived from two sources: sales by Company-operated restaurants and revenues from restaurants operated by franchisees. All of the Company’s revenues are derived from foreign operations.

Long-lived assets consisting of property and equipment totaled $960,986 and $856,192 at December 31, 2019 and 2018, respectively. All of the Company’s long-lived assets are related to foreign operations.

22.	Venezuelan operations

The Company conducts business in Venezuela where currency restrictions exist, limiting the Company’s ability to immediately access cash through repatriations at the government’s official exchange rate. The Company’s access to Venezuelan Bolívares (VEF or VES) held by its Venezuelan subsidiaries remains available for use within this jurisdiction and is not restricted. The official exchange rate is established by the Central Bank of Venezuela.

Since February 2013, the Venezuelan government has announced several changes in the currency exchange regulations. The last modification was in February 2018, when the Venezuelan government announced the unification of the formerly exchange rate systems into a sole foreign exchange mechanism called DICOM. The unified system operates through an auction mechanism. During 2018, the Company accessed to DICOM at an exchange rate greater than the one published by the governmental authorities. Considering that under ASC 830, foreign currency transactions are required to be remeasured at the applicable rate at which a particular transaction could be settled, each time the Company access to NEW DICOM at an exchange rate greater than the one published, this rate is considered for remeasurements purposes.

On August 20, 2018, the Government announced the removal of five zeros from the Venezuelan currency and renamed it as “Sovereign Bolivar” (VES). In addition, the new currency devaluated from 2.48 to 59.93 VES per US dollar. Since that moment, the Sovereign Bolivar has been depreciating its value against US dollar. As of December 31, 2019, the exchange rate was 44,080.58 VES per US dollar.

The consequence of several reassessment of the exchange rate used for remeasurement purposes, the Company recognized negative impacts within the Consolidated Statement of Income, mainly related to the write down of certain inventories due to the impact on their net recoverable value, impairment of long-lived assets and foreign currency exchange results. The following table summarizes the impacts during fiscal years 2019, 2018 and 2017:

	2019	2018	2017
Write down of inventories (i)	$(4,468)	$(61,007)	$(4,079)
Impairment of long-lived assets (i)	(2,123)	(12,089)	(8,563)
Foreign currency exchange (loss) income (ii)	(583)	5,061	(4,269)

(i)	Presented within Other operating income (expenses), net.

(ii)	Presented within Foreign currency exchange results.

Revenues and operating (loss) income of the Venezuelan operations were $10,184 and $(8,240), respectively, for fiscal year 2019; $78,859 and $(52,054), respectively, for fiscal year 2018; and $101,477 and $6,804, respectively, for fiscal year 2017.

As of December 31, 2019, the Company’s local currency denominated net monetary position, which would be subject to remeasurement in the event of further changes in the exchange rate, was net asset $0.2 million (including $0.4 million of cash and cash equivalents). In addition, Venezuela’s non-monetary assets were $13.6 million (mainly fixed assets).

In addition to exchange controls, the Venezuelan market is subject to price controls. The Venezuelan government issued a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. Although these regulations caused a delay in the pricing plan, the Company was able to increase prices during the fiscal year ended December 31, 2019.

The Company’s Venezuelan operations, and the Company’s ability to repatriate its earnings, continue to be negatively affected by these difficult conditions and would be further negatively affected by additional devaluations or the imposition of additional or more stringent controls on foreign currency exchange, pricing, payments, profits or imports or other governmental actions or continued or increased labor unrest. The Company continues to closely monitor developments in this dynamic environment, to assess evolving business risks and actively manage its operations in Venezuela.

23.	Shareholders’ equity

Authorized capital

The Company is authorized to issue a maximum of 500,000,000 shares, consisting of 420,000,000 Class A shares and 80,000,000 Class B shares of no par value each.

Issued and outstanding capital

At December 31, 2016, the Company had 210,711,224 shares issued and outstanding with no par value, consisting of 130,711,224 class A shares and 80,000,000 class B shares.

During fiscal years 2019, 2018 and 2017, the Company issued 470,558, 520,565 and 361,284 Class A shares, respectively, in connection with the partial vesting of restricted share units under the 2011 Equity Incentive Plan.

In addition, on May 22, 2018, the Board of Directors approved the adoption of a share repurchase program, pursuant to which the Company may repurchase from time to time up to $60,000 of issued and outstanding Class A shares of no par value of the Company (“The Repurchase Program”).

The Repurchase Program began on May 22, 2018 and would expire at the close of business on May 22, 2019. However, it could terminate prior to such date. As of February 15, 2019, the Company purchased 7,993,602 shares amounting to $60,000.

As a result the Repurchase Program concluded.

Therefore, at December 31, 2019, 2018 and 2017 the Company had 212,063,631; 211,593,073 and 211,072,508 shares issued with no par value, consisting of 132,063,631; 131,593,073 and 131,072,508 Class A shares, respectively, and 80,000,000 for Class B shares for each year.

Rights, privileges and obligations

Holders of Class A shares are entitled to one vote per share and holders of Class B shares are entitled to five votes per share. Except with respect to voting, the rights, privileges and obligations of the Class A shares and Class B shares are pari passu in all respects, including with respect to dividends and rights upon liquidation of the Company.

Distribution of dividends

The Company can only make distributions to the extent that immediately following the distribution, its assets exceed its liabilities and the Company is able to pay its debts as they become due.

On March 26, 2019, the Company approved a dividend distribution to all Class A and Class B shareholders of $0.11 per share, to be paid in three installments, as follows: $0.05 per share on April 12, 2019, $0.03 per share on August 14, 2019 and $0.03 per share on December 12, 2019, amounting to $22,425.

Accumulated other comprehensive income (loss)

The following table sets forth information with respect to the components of “Accumulated other comprehensive income (loss)” as of December 31, 2019 and their related activity during the three-years in the period then ended:

Accumulated other comprehensive income (loss) (continued)

	Foreign currency translation	Cash flow hedges	Post-employment benefits (i)	Total Accumulated other comprehensive loss
Balances at December 31, 2016	$(441,081)	$305	$(873)	$(441,649)
Other comprehensive income (loss) before reclassifications	4,800	6,462	(938)	10,324
Net loss reclassified from accumulated other comprehensive loss to consolidated statement of income	—	1,592	386	1,978
Net current-period other comprehensive income (loss)	4,800	8,054	(552)	12,302
Balances at December 31, 2017	(436,281)	8,359	(1,425)	(429,347)
Other comprehensive (loss) income before reclassifications	(62,996)	13,888	(418)	(49,526)
Net (income) loss reclassified from accumulated other comprehensive income to consolidated statement of income	—	(23,887)	494	(23,393)
Net current-period other comprehensive (loss) income	(62,996)	(9,999)	76	(72,919)
Balances at December 31, 2018	(499,277)	(1,640)	(1,349)	(502,266)
Other comprehensive loss before reclassifications	(12,168)	(5,185)	(55)	(17,408)
Net loss reclassified from accumulated other comprehensive loss to consolidated statement income	—	85	864	949
Adoption of ASU 2017-12	—	(780)	—	(780)
Net current-period other comprehensive (loss) income	(12,168)	(5,880)	809	(17,239)
Balances at December 31, 2019	$(511,445)	$(7,520)	$(540)	$(519,505)

(i)	Mainly related to a post-employment benefit in Venezuela established by the Organic Law of Labor and Workers (known as “LOTTT”, its Spanish acronym) in 2012. This benefit provides a payment of 30 days of salary per year of employment tenure based on the last wage earned to all workers who leave the job for any reason. The term of service to calculate the post-employment payment of active workers run retroactively since June 19, 1997. The Company obtains an actuarial valuation to measure the post-employment benefit obligation, using the projected unit credit actuarial method and measures this benefit in accordance with ASC 715-30, similar to pension benefit.

24.	Earnings per share

The Company is required to present basic earnings per share and diluted earnings per share in accordance with ASC 260. Earnings per share are based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect, if any, for common stock equivalents, including stock options and restricted share units. Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding and dilutive securities outstanding during the period under the treasury method.

The following table sets forth the computation of basic and diluted net income per common share attributable to Arcos Dorados Holdings Inc. for all years presented:

	For the fiscal years ended December 31,
	2019	2018	2017
Net income attributable to Arcos Dorados Holdings Inc. available to common shareholders	$79,896	$36,847	$129,166
Weighted-average number of common shares outstanding - Basic	204,003,977	209,136,832	210,935,685
Incremental shares from assumed exercise of stock options (i)	—	—	—
Incremental shares from vesting of restricted share units	664,375	983,634	1,060,726
Weighted-average number of common shares outstanding - Diluted	204,668,352	210,120,466	211,996,411

Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.39	$0.18	$0.61
Diluted net income per common share attributable to Arcos Dorados Holdings Inc.	$0.39	$0.18	$0.61

(i)	Options to purchase shares of common stock were outstanding during fiscal years 2019, 2018 and 2017. See Note 17 for details. These options were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

25.	Related party transactions

The Company has entered into a master commercial agreement on arm’s length terms with Axionlog, a company under common control that operates the distribution centers in Argentina, Chile, Colombia, Ecuador, Mexico, Peru, Uruguay and Venezuela (the “Axionlog Business”). Pursuant to this agreement Axionlog provides the Company distribution inventory, storage and transportation services in the countries in which it operates.

The following table summarizes the outstanding balances between the Company and the Axionlog Business as of December 31, 2019 and 2018:

	As of December 31,
	2019	2018
Accounts and notes receivable, net	$177	$860
Other receivables	2,201	1,676
Miscellaneous	3,719	2,963
Accounts payable	(8,747)	(14,984)

The following table summarizes the transactions between the Company and the Axionlog Business for the fiscal years ended December 31, 2019, 2018 and 2017:

	Fiscal years ended December 31,
	2019	2018	2017
Food and paper (i)	$(188,276)	$(177,356)	$(173,387)
Occupancy and other operating expenses	(7,252)	(5,322)	(4,281)

(i)	Includes $38,658 of distribution fees and $149,618 of suppliers purchases managed through the Axionlog Business for the fiscal year ended December 31, 2019; $41,633 and $135,723, respectively, for the fiscal year ended December 31, 2018; and $48,773 and $124,614, respectively, for the fiscal year ended December 31, 2017.

As of December 31, 2019 and 2018, the Company had other receivables totaling $2,325 and $2,692, respectively, and accounts payable with Lacoop, A.C. and Lacoop II, S.C. totaling $nil and $1,634, respectively.

26.	Valuation and qualifying accounts

The following table presents the information required by Rule 12-09 of Regulation S-X in regards to valuation and qualifying accounts for each of the periods presented:

Description	Balance at beginning of period	Additions (i)	Deductions (ii)	Translation	Balance at end of period
Year ended December 31, 2019:
Deducted from assets accounts:
Allowance for doubtful accounts (iii)	$25,539	$8,524	$(10,892)	$(95)	$23,076
Valuation allowance on deferred tax assets	219,920	2,375	(26,252)	(1,617)	194,426
Reported as liabilities:
Provision for contingencies	28,509	17,795	(17,768)	(2,378)	26,158
Total	$273,968	$28,694	$(54,912)	$(4,090)	$243,660
Year ended December 31, 2018:
Deducted from assets accounts:
Allowance for doubtful accounts (iii)	$21,467	$6,064	$(1,860)	$(132)	$25,539
Valuation allowance on deferred tax assets	271,651	13,107	(37,718)	(27,120)	219,920
Reported as liabilities:
Provision for contingencies	27,956	25,838	(19,702)	(5,583)	28,509
Total	$321,074	$45,009	$(59,280)	$(32,835)	$273,968
Year ended December 31, 2017:
Deducted from assets accounts:
Allowance for doubtful accounts (iii)	$16,367	$6,386	$(1,244)	$(42)	$21,467
Valuation allowance on deferred tax assets	290,620	8,382	(27,515)	164	271,651
Reported as liabilities:
Provision for contingencies	18,112	36,160	(26,137)	(179)	27,956
Total	$325,099	$50,928	$(54,896)	$(57)	$321,074

(i)	Additions in valuation allowance on deferred tax assets are charged to income tax expense.

Additions in provision for contingencies are explained as follows:

Fiscal years 2019, 2018 and 2017 – Relate to the accrual of $17,441, $23,995 and $36,160, respectively, and a reclassification of $354 and $1,843, during fiscal years 2019 and 2018, respectively. See Note 18 for details.

(ii)	Deductions in valuation allowance on deferred tax assets are charged to income tax expense.

Deductions in provision for contingencies are explained as follows:

Corresponds to the settlements and reclassifications amounting to $17,768 and $nil, respectively, during fiscal year 2019; $19,702 and $nil, respectively, during fiscal year 2018; and $25,427 and $710, respectively, during fiscal year 2017; as discussed in Note 18.

(iii)	Presented in the consolidated balance sheet as follow: $22,442 and $24,999 at December 31, 2019 and 2018, respectively, within Accounts and notes receivable, net and $634 and $540 at December 31, 2019 and 2018, respectively, within Other receivables.

27.	Subsequent events

On March 03, 2020, the Company approved a dividend distribution to all Class A and Class B shareholders of $0.11 per share to be paid in three installments, as follows: $0.05 per share on April 10, 2020, $0.03 per share on August 13, 2020, and $0.03 per share on December 10, 2020.